

Semiannual Report

December 31, 2017

	Ticker			
	Class A	Class B	Class C	Class Y
EQUITY FUNDS				
Waddell & Reed Advisors Accumulative Fund	UNACX	WAABX	WAACX	WAAYX
Waddell & Reed Advisors Continental Income Fund	UNCIX	WACBX	WACCX	WACYX
Waddell & Reed Advisors Global Growth Fund	UNCGX	WAIBX	WAICX	WAIYX
Waddell & Reed Advisors New Concepts Fund	UNECX	UNEBX	WNCCX	UNEYX
Waddell & Reed Advisors Science and Technology Fund	UNSCX	USTBX	WCSTX	USTFX
Waddell & Reed Advisors Small Cap Fund	UNSAX	WRSBX	WSCCX	WRSYX
Waddell & Reed Advisors Vanguard Fund	UNVGX	WRVBX	WAVCX	WAVYX
Waddell & Reed Advisors Wilshire Global Allocation Fund	UNASX	WBASX	WCASX	WYASX

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

DECEMBER 31, 2017 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Over the past six months, the stock market rose despite ongoing uncertainty about global economic growth, interest rates, oil prices and political dissension. See the table for a six-month comparison of some common market metrics.

Many investors may be unsettled by continued acrimony in Washington – including debate about a range of issues from trade to the budget, immigration and health care – which could cause volatility in the markets. Nonetheless, we've seen an extended rise and record highs in common stock indexes. While we remain aware of risks, we believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

By the end of your funds' semi-annual fiscal period, the U.S. economy remained fundamentally sound, supported primarily by the U.S. consumer, who is benefitting from relatively low energy prices, lower inflation in general and an improved labor market. Both consumers and corporations are anticipating the benefits of new tax reform legislation introduced in late 2017. Overall, the global economy has improved during the past year. In particular, economic growth in the eurozone has accelerated, benefitting from policy stimulus and improving external demand. The improved economic outlook has caused the European Central Bank to consider adjusting its policies, although a timeline for any changes isn't clear.

The U.S. Federal Reserve (Fed) has hiked interest rates five times since late 2015, including three times in 2017. We think the Fed will raise rates three more times in 2018. The Fed also recently began reducing its balance sheet by allowing maturing Treasury and mortgage-backed securities to roll off. We think most financial markets already are pricing the drawdown into their projections and do not expect major volatility as a result of the Fed's actions. We believe job growth and inflation will be the most important determinants in the direction of long-term central bank policy.

Expanding valuations and corporate earnings growth were key drivers to the equity market advance in 2017. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	12/31/2017	6/30/2017
S&P 500 Index	2,673.61	2,423.41
MSCI EAFE Index	2,050.79	1,883.19
10-Year Treasury Yield	2.40%	2.31%
U.S. unemployment rate	4.1%	4.3%
30-year fixed mortgage rate	3.99%	3.88%
Oil price per barrel	$ 60.42	$ 46.04

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2017.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 6-30-17	Ending Account Value 12-31-17	Expenses Paid During Period*	Beginning Account Value 6-30-17	Ending Account Value 12-31-17	Expenses Paid During Period*	
Accumulative Fund							
Class A	$1,000	$1,055.80	$ 5.65	$1,000	$ 1,019.74	$ 5.55	1.08%
Class B**	$1,000	$1,050.10	$12.10	$1,000	$ 1,013.38	$ 11.88	2.35%[3]
Class C	$1,000	$1,049.90	$10.76	$1,000	$ 1,014.75	$10.58	2.07%
Class Y	$1,000	$1,056.50	$ 4.63	$1,000	$1,020.69	$ 4.55	0.90%[4]

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES

WADDELL & REED INVESTMENTS

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-17	Ending Account Value 12-31-17	Expenses Paid During Period*	Beginning Account Value 6-30-17	Ending Account Value 12-31-17	Expenses Paid During Period*	
Continental Income Fund							
Class A	$1,000	$1,052.20	$ 5.85	$1,000	$ 1,019.47	$ 5.76	1.14%[5]
Class B**	$1,000	$1,046.20	$12.07	$1,000	$ 1,013.42	$ 11.88	2.34%[6]
Class C	$1,000	$1,047.70	$10.44	$1,000	$ 1,015.02	$10.28	2.02%[7]
Class Y	$1,000	$1,054.50	$ 4.73	$1,000	$1,020.65	$ 4.65	0.90%[8]
Global Growth Fund							
Class A	$1,000	$1,120.80	$ 7.32	$1,000	$ 1,018.27	$ 6.96	1.38%
Class B**	$1,000	$ 1,113.60	$15.75	$1,000	$ 1,010.34	$14.98	2.95%[9]
Class C	$1,000	$ 1,115.80	$13.33	$1,000	$ 1,012.64	$12.68	2.49%
Class Y	$1,000	$ 1,121.80	$ 5.83	$1,000	$ 1,019.70	$ 5.55	1.09%[10]
New Concepts Fund							
Class A	$1,000	$1,125.80	$ 7.12	$1,000	$ 1,018.52	$ 6.76	1.33%
Class B**	$1,000	$ 1,119.00	$13.77	$1,000	$ 1,012.19	$13.08	2.58%[11]
Class C	$1,000	$ 1,120.00	$12.40	$1,000	$ 1,013.48	$ 11.78	2.33%
Class Y	$1,000	$ 1,126.90	$ 5.74	$1,000	$ 1,019.83	$ 5.45	1.07%[12]
Science and Technology Fund							
Class A	$1,000	$ 1,138.30	$ 6.52	$1,000	$ 1,019.10	$ 6.16	1.21%
Class B**	$1,000	$ 1,131.50	$13.00	$1,000	$ 1,012.96	$12.28	2.43%
Class C	$1,000	$ 1,133.60	$ 11.63	$1,000	$ 1,014.32	$10.98	2.16%
Class Y	$1,000	$ 1,139.90	$ 5.46	$1,000	$ 1,020.11	$ 5.15	1.01%
Small Cap Fund							
Class A	$1,000	$1,093.30	$ 7.33	$1,000	$ 1,018.25	$ 7.06	1.38%[13]
Class B**	$1,000	$1,086.50	$13.67	$1,000	$ 1,012.06	$ 13.18	2.61%[14]
Class C	$1,000	$1,088.30	$ 12.11	$1,000	$ 1,013.65	$ 11.68	2.29%[15]
Class Y	$1,000	$1,094.80	$ 5.76	$1,000	$ 1,019.74	$ 5.55	1.08%
Vanguard Fund							
Class A	$1,000	$ 1,142.50	$ 6.00	$1,000	$ 1,019.64	$ 5.65	1.10%
Class B**	$1,000	$ 1,134.80	$12.70	$1,000	$ 1,013.33	$ 11.98	2.36%[16]
Class C	$1,000	$ 1,135.80	$ 11.43	$1,000	$ 1,014.51	$10.78	2.12%[17]
Class Y	$1,000	$ 1,143.40	$ 4.82	$1,000	$1,020.73	$ 4.55	0.89%[18]
Wilshire Global Allocation Fund							
Class A	$1,000	$ 1,070.10	$ 2.69	$1,000	$1,022.60	$ 2.63	0.52%[19]
Class B**	$1,000	$1,064.30	$ 7.64	$1,000	$ 1,017.79	$ 7.47	1.47%[20]
Class C	$1,000	$1,066.20	$ 6.61	$1,000	$ 1,018.80	$ 6.46	1.27%[21]
Class Y	$1,000	$ 1,071.70	$ 1.04	$1,000	$1,024.20	$ 1.01	0.20%[22]

See footnotes on page 6.

(UNAUDITED)

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2017, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.29%.

(4)Annualized Expense Ratio based on the period excluding reorganization expenses was 0.87%.

(5)Annualized Expense Ratio based on the period excluding reorganization expenses was 1.12%.

(6)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.29%.

(7)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.01%.

(8)Annualized Expense Ratio based on the period excluding reorganization expenses was 0.88%.

(9)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.86%.

(10)Annualized Expense Ratio based on the period excluding reorganization expenses was 1.06%.

(11)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.53%.

(12)Annualized Expense Ratio based on the period excluding reorganization expenses was 1.04%.

(13)Annualized Expense Ratio based on the period excluding reorganization expenses was 1.38%.

(14)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.55%.

(15)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.28%.

(16)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.31%.

(17)Annualized Expense Ratio based on the period excluding reorganization expenses was 2.12%.

(18)Annualized Expense Ratio based on the period excluding reorganization expenses was 0.87%.

(19)Annualized Expense Ratio based on the period excluding extraordinary legal expenses was 0.38%.

(20)Annualized Expense Ratio based on the period excluding extraordinary legal expenses was 1.25%.

(21)Annualized Expense Ratio based on the period excluding extraordinary legal expenses was 1.15%.

(22)Annualized Expense Ratio based on the period excluding extraordinary legal expenses was 0.07%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	99.8%
Information Technology	24.9%
Consumer Discretionary	15.7%
Health Care	15.0%
Industrials	12.7%
Consumer Staples	12.5%
Financials	10.4%
Energy	7.2%
Utilities	1.4%
Purchased Options	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	671/777	87
3 Year	530/648	82
5 Year	377/562	67
10 Year	305/389	79

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	Information Technology	Systems Software
Walt Disney Co. (The)	Consumer Discretionary	Movies & Entertainment
Starbucks Corp.	Consumer Discretionary	Restaurants
Broadcom Corp., Class A	Information Technology	Semiconductors
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Bank of America Corp.	Financials	Diversified Banks
Citigroup, Inc.	Financials	Other Diversified Financial Services
Costco Wholesale Corp.	Consumer Staples	Hypermarkets & Super Centers
Halliburton Co.	Energy	Oil & Gas Equipment & Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

2017   SEMIANNUAL REPORT   7

SCHEDULE OF INVESTMENTS ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.9%		
Under Armour, Inc., Class A (A)	820	$ 11,832
Broadcasting – 1.5%		
CBS Corp., Class B	345	20,355
Casinos & Gaming – 1.3%		
Wynn Resorts Ltd.	110	18,545
Footwear – 0.8%		
Deckers Outdoor Corp. (A)	135	10,834
Leisure Facilities – 1.2%		
Vail Resorts, Inc.	80	16,998
Movies & Entertainment – 3.3%		
Walt Disney Co. (The)	425	45,692
Restaurants – 6.7%		
Chipotle Mexican Grill, Inc., Class A (A)	58	16,764
McDonalds Corp.	130	22,375
Starbucks Corp. (B)	680	39,052
YUM! Brands, Inc.	380	15,208
		93,399
Total Consumer Discretionary –15.7%		217,655
Consumer Staples		
Food Distributors – 0.7%		
U.S. Foods Holding Corp. (A)	310	9,898
Household Products – 0.6%		
Church & Dwight Co., Inc.	170	8,529
Hypermarkets & Super Centers – 1.9%		
Costco Wholesale Corp.	140	26,057
Packaged Foods & Meats – 5.6%		
Hershey Foods Corp.	135	15,324
Kellogg Co.	190	12,916
Kraft Foods Group, Inc.	220	17,107
Mondelez International, Inc., Class A	495	21,186
Pinnacle Foods, Inc.	180	10,705
		77,238
Soft Drinks – 1.7%		
PepsiCo, Inc.	200	23,984
Tobacco – 2.0%		
Altria Group, Inc.	250	17,852
Philip Morris International, Inc.	90	9,509
		27,361
Total Consumer Staples – 12.5%		173,067
Energy		
Oil & Gas Equipment & Services – 3.6%		
Halliburton Co.	525	$ 25,657
Schlumberger Ltd.	360	24,260
		49,917
Oil & Gas Exploration & Production – 3.6%		
ConocoPhillips	390	21,407
Pioneer Natural Resources Co.	135	23,335
RSP Permian, Inc. (A)	125	5,085
		49,827
Total Energy – 7.2%		99,744
Financials		
Diversified Banks – 3.6%		
Bank of America Corp.	1,125	33,210
Wells Fargo & Co.	270	16,381
		49,591
Other Diversified Financial Services – 4.8%		
Citigroup, Inc.	400	29,764
JPMorgan Chase & Co.	340	36,360
		66,124
Regional Banks – 2.0%		
PNC Financial Services Group, Inc. (The)	130	18,758
Western Alliance Bancorp. (A)	162	9,172
		27,930
Total Financials – 10.4%		143,645
Health Care		
Biotechnology – 7.9%		
ACADIA Pharmaceuticals, Inc. (A)	420	12,646
Alexion Pharmaceuticals, Inc. (A)	155	18,536
BioMarin Pharmaceutical, Inc. (A)	247	22,025
Gilead Sciences, Inc.	340	24,358
Incyte Corp. (A)	107	10,134
Shire Pharmaceuticals Group plc ADR	140	21,717
		109,416
Health Care Equipment – 3.0%		
DexCom, Inc. (A)	260	14,921
Edwards Lifesciences Corp. (A)	95	10,707
Penumbra, Inc. (A)	98	9,175
Tactile Systems Technology, Inc. (A)	260	7,535
		42,338
Health Care Services – 1.0%		
Teladoc, Inc. (A)	398	13,853
Health Care Supplies – 0.1%		
OrthoPediatrics Corp. (A)	115	2,215
Health Care Technology – 0.3%		
Tabula Rasa HealthCare, Inc. (A)	135	3,787
Pharmaceuticals – 2.7%		
Allergan plc	78	$ 12,759
Jazz Pharmaceuticals plc (A)	180	24,237
		36,996
Total Health Care – 15.0%		208,605
Industrials		
Aerospace & Defense – 4.1%		
Lockheed Martin Corp.	60	19,263
Northrop Grumman Corp.	70	21,484
Raytheon Co.	83	15,591
		56,338
Air Freight & Logistics – 2.9%		
FedEx Corp.	60	14,973
XPO Logistics, Inc. (A)	280	25,645
		40,618
Construction Machinery & Heavy Trucks – 3.2%		
PACCAR, Inc.	164	11,678
WABCO Holdings, Inc. (A)	123	17,579
Westinghouse Air Brake Technologies Corp.	190	15,472
		44,729
Industrial Machinery – 1.0%		
Woodward, Inc.	185	14,160
Railroads – 0.9%		
Kansas City Southern	110	11,574
Trucking – 0.6%		
Schneider National, Inc., Class B	300	8,568
Total Industrials – 12.7%		175,987
Information Technology		
Application Software – 1.1%		
8x8, Inc. (A)	275	3,877
Ellie Mae, Inc. (A)	132	11,801
		15,678
Data Processing & Outsourced Services – 1.4%		
MasterCard, Inc., Class A	130	19,677
Home Entertainment Software – 0.5%		
Electronic Arts, Inc. (A)	70	7,354
Semiconductor Equipment – 1.0%		
Applied Materials, Inc.	265	13,547
Semiconductors – 9.4%		
Analog Devices, Inc.	250	22,257
Broadcom Corp., Class A	148	38,021
Integrated Device Technology, Inc. (A)	260	7,730
Intel Corp.	410	18,926
QUALCOMM, Inc.	310	19,846
Texas Instruments, Inc.	115	12,011
Xilinx, Inc.	165	11,124
		129,915

SCHEDULE OF INVESTMENTS

ACCUMULATIVE FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 6.0%		
Microsoft Corp.	800	$ 68,432
ServiceNow, Inc. (A)	115	14,995
		83,427
Technology Hardware, Storage & Peripherals – 5.5%		
Apple, Inc.	450	76,154
Total Information Technology – 24.9%		345,752
Utilities		
Electric Utilities – 1.0%		
Duke Energy Corp.	165	13,878
Water Utilities – 0.4%		
Evoqua Water Technologies Corp. (A)	220	5,216
Total Utilities – 1.4%		19,094
TOTAL COMMON STOCKS – 99.8%		$1,383,549
(Cost: $1,123,140)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Notional Amount	Value
Anadarko Petroleum Corp., Call $55.50, Expires 1-19-18	800	80	$ 46
Bristol-Myers Squibb Co., Call $65.00, Expires 2-2-18	500	50	29
Mondelez International, Inc., Class A, Call $44.00, Expires 1-19-18	600	60	10
PepsiCo, Inc., Call $120.00, Expires 1-12-18	400	40	47
Wynn Resorts Ltd., Call $170.00, Expires 1-19-18	200	20	61
TOTAL PURCHASED OPTIONS – 0.0%			$193
(Cost: $235)			

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.4%		
Hewlett Packard Enterprise Corp., 1.502%, 1-4-18	$2,500	$ 2,500
McCormick & Co., Inc., 1.771%, 1-4-18	3,000	2,999
		5,499
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.740%, 1-5-18 (D)	3,544	3,544
TOTAL SHORT-TERM SECURITIES – 0.7%		$ 9,043
(Cost: $9,043)		
TOTAL INVESTMENT SECURITIES – 100.5%		$1,392,785
(Cost: $1,132,418)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		(6,749)
NET ASSETS – 100.0%		$1,386,036

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $1,367 have been pledged as collateral on open futures contracts.

(C) Rate shown is the yield to maturity at December 31, 2017.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following futures contracts were outstanding at December 31, 2017 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
E-mini S&P 500 Index	Short	160	3-16-18	8	$(21,408)	$(56)

The following written options were outstanding at December 31, 2017 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Broadcom Corp., Class A	N/A	Call	200	20	January 2018	$280.00	$ 49	$ (12)
Square, Inc., Class A	N/A	Put	750	75	January 2018	34.00	55	(73)
Walt Disney Co. (The)	N/A	Call	300	30	January 2018	110.00	38	(18)
							$142	$(103)

SCHEDULE OF INVESTMENTS ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,383,549	$ —	$—
Purchased Options	193	—	—
Short-Term Securities	—	9,043	—
Total	$1,383,742	$9,043	$—
Liabilities			
Futures Contracts	$ 56	$ —	$—
Written Options	$ 103	$ —	$—

During the period ended December 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	67.5%
Information Technology	14.1%
Consumer Discretionary	11.6%
Financials	11.3%
Industrials	10.4%
Health Care	9.3%
Energy	5.1%
Materials	4.6%
Consumer Staples	1.1%
Bonds	31.7%
Corporate Debt Securities	24.3%
United States Government and Government Agency Obligations	6.9%
Loans	0.3%
Asset-Backed Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.8%

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	448/495	91
3 Year	423/445	95
5 Year	321/421	77
10 Year	68/311	22

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Autodesk, Inc.	Information Technology	Application Software
Union Pacific Corp.	Industrials	Railroads
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Microsoft Corp.	Information Technology	Systems Software
Intel Corp.	Information Technology	Semiconductors
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
Twenty-First Century Fox, Inc.	Consumer Discretionary	Movies & Entertainment
UnitedHealth Group, Inc.	Health Care	Managed Health Care

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 0.6%		
O'Reilly Automotive, Inc. (A)	33	$ 8,010
Cable & Satellite – 1.1%		
Comcast Corp., Class A	373	14,947
Casinos & Gaming – 2.0%		
Las Vegas Sands, Inc.	387	26,900
General Merchandise Stores – 0.9%		
Dollar General Corp.	130	12,082
Home Improvement Retail – 1.7%		
Lowe's Co., Inc.	258	23,946
Hotels, Resorts & Cruise Lines – 2.0%		
Carnival Corp.	417	27,690
Movies & Entertainment – 2.0%		
Twenty-First Century Fox, Inc.	785	26,798
Restaurants – 1.3%		
YUM! Brands, Inc.	226	18,468
Total Consumer Discretionary – 11.6%		158,841
Consumer Staples		
Brewers – 1.1%		
Anheuser-Busch InBev S.A. ADR	131	14,558
Total Consumer Staples – 1.1%		14,558
Energy		
Integrated Oil & Gas – 1.6%		
Chevron Corp.	174	21,820
Oil & Gas Equipment & Services – 1.3%		
Schlumberger Ltd.	262	17,670
Oil & Gas Exploration & Production – 1.3%		
Newfield Exploration Co. (A)	351	11,076
Noble Energy, Inc.	214	6,242
		17,318
Total Energy – 4.2%		56,808
Financials		
Diversified Banks – 2.6%		
Northern Trust Corp.	190	18,989
Wells Fargo & Co.	280	16,988
		35,977
Financial Exchanges & Data – 1.8%		
Intercontinental Exchange, Inc.	358	25,275
Investment Banking & Brokerage – 1.5%		
Goldman Sachs Group, Inc. (The)	79	20,050
Life & Health Insurance – 1.4%		
MetLife, Inc.	388	19,607

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 2.0%		
JPMorgan Chase & Co.	261	$ 27,901
Regional Banks – 2.0%		
PNC Financial Services Group, Inc. (The)	192	27,718
Total Financials – 11.3%		156,528
Health Care		
Biotechnology – 2.3%		
Biogen, Inc. (A)	63	20,165
BioMarin Pharmaceutical, Inc. (A)	117	10,415
		30,580
Health Care Services – 1.6%		
Laboratory Corp. of America Holdings (A)	136	21,741
Managed Health Care – 1.9%		
UnitedHealth Group, Inc.	117	25,728
Pharmaceuticals – 2.2%		
Jazz Pharmaceuticals plc (A)	70	9,452
Pfizer, Inc.	580	21,022
		30,474
Total Health Care – 8.0%		108,523
Industrials		
Aerospace & Defense – 2.3%		
TransDigm Group, Inc.	50	13,759
United Technologies Corp.	135	17,196
		30,955
Airlines – 1.1%		
Delta Air Lines, Inc.	271	15,182
Construction Machinery & Heavy Trucks – 1.8%		
Allison Transmission Holdings, Inc.	190	8,196
PACCAR, Inc.	226	16,029
		24,225
Industrial Machinery – 1.1%		
Parker Hannifin Corp.	76	15,108
Railroads – 2.1%		
Union Pacific Corp.	211	28,282
Trucking – 1.3%		
Knight Transportation, Inc.	422	18,454
Total Industrials – 9.7%		132,206
Information Technology		
Application Software – 2.3%		
Autodesk, Inc. (A)	306	32,047
Data Processing & Outsourced Services – 1.5%		
MasterCard, Inc., Class A	132	19,949

COMMON STOCKS (Continued)	Shares	Value
IT Consulting & Other Services – 1.5%		
Cognizant Technology Solutions Corp., Class A	296	$ 20,994
Semiconductor Equipment – 0.9%		
Applied Materials, Inc.	246	12,581
Semiconductors – 4.1%		
Broadcom Corp., Class A	43	10,970
Integrated Device Technology, Inc. (A)	343	10,200
Intel Corp.	585	27,017
QUALCOMM, Inc.	136	8,675
		56,862
Systems Software – 2.0%		
Microsoft Corp.	317	27,073
Technology Hardware, Storage & Peripherals – 1.8%		
Apple, Inc.	144	24,289
Total Information Technology – 14.1%		193,795
Materials		
Commodity Chemicals – 1.1%		
Valvoline, Inc.	619	15,506
Specialty Chemicals – 2.9%		
Ecolab, Inc.	107	14,331
PPG Industries, Inc.	218	25,513
		39,844
Total Materials – 4.0%		55,350
TOTAL COMMON STOCKS – 64.0%		$876,609
(Cost: $644,927)		
PREFERRED STOCKS		
Energy		
Integrated Oil & Gas – 0.9%		
Hess Corp., Convertible, 8.000%	225	13,023
Total Energy – 0.9%		13,023
Health Care		
Managed Health Care – 0.8%		
Anthem, Inc., 5.250%	205	11,480
Pharmaceuticals – 0.5%		
Allergan plc, Convertible Series A, 5.500%	12	7,035
Total Health Care – 1.3%		18,515
Industrials		
Environmental & Facilities Services – 0.7%		
Stericycle, Inc., 5.250%	190	10,059
Total Industrials – 0.7%		10,059

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

PREFERRED STOCKS (Continued)	Shares	Value
Materials		
Commodity Chemicals – 0.6%		
A. Schulman, Inc., Convertible, 6.000%	9	$ 7,915
Total Materials – 0.6%		7,915
TOTAL PREFERRED STOCKS – 3.5%		$49,512
(Cost: $56,478)		

ASSET-BACKED SECURITIES	Principal	
American Airlines Class AA Pass Through Certificates, Series 2017-2, 3.350%, 10-15-29	$2,000	2,016
Norwegian Air Shuttle 2016-1, Class A, 4.875%, 5-10-28 (B)	953	962
TOTAL ASSET-BACKED SECURITIES – 0.2%		$ 2,978
(Cost: $2,977)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.1%		
Under Armour, Inc., 3.250%, 6-15-26	1,643	1,438
Auto Parts & Equipment – 0.1%		
Lear Corp., 3.800%, 9-15-27	2,000	2,001
Automobile Manufacturers – 0.1%		
General Motors Co., 4.200%, 10-1-27	1,250	1,293
Broadcasting – 0.3%		
Discovery Communications LLC:		
3.300%, 5-15-22	900	906
2.950%, 3-20-23	1,000	990
3.950%, 3-20-28	2,000	1,989
		3,885
General Merchandise Stores – 0.0%		
Dollar General Corp., 1.875%, 4-15-18	750	750
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	1,000	1,037
Hotels, Resorts & Cruise Lines – 0.2%		
Wyndham Worldwide Corp.:		
4.150%, 4-1-24	500	502
4.500%, 4-1-27	2,000	2,032
		2,534
Internet & Direct Marketing Retail – 0.1%		
Amazon.com, Inc., 2.800%, 8-22-24 (B)	$ 1,000	$ 997
Publishing – 0.1%		
Thomson Reuters Corp., 3.350%, 5-15-26	1,120	1,114
Total Consumer Discretionary – 1.1%		15,049
Consumer Staples		
Brewers – 0.0%		
Molson Coors Brewing Co., 3.000%, 7-15-26	800	783
Distillers & Vintners – 0.3%		
Beam, Inc., 1.750%, 6-15-18	750	749
Constellation Brands, Inc., 2.650%, 11-7-22	4,000	3,957
		4,706
Household Products – 0.3%		
Clorox Co. (The), 3.100%, 10-1-27	1,500	1,489
Colgate-Palmolive Co., 3.700%, 8-1-47	2,500	2,555
		4,044
Tobacco – 0.2%		
BAT International Finance plc, 2.750%, 6-15-20 (B)	2,400	2,412
Total Consumer Staples – 0.8%		11,945
Energy		
Integrated Oil & Gas – 0.4%		
Hess Corp., 4.300%, 4-1-27	4,950	4,961
Oil & Gas Drilling – 0.7%		
Nabors Industries Ltd., Convertible, 0.750%, 1-15-24 (B)	12,600	9,655
Oil & Gas Equipment & Services – 0.3%		
Baker Hughes, a GE Co. LLC, 3.337%, 12-15-27 (B)	1,000	998
Schlumberger Holding Corp., 2.350%, 12-21-18 (B)	3,150	3,157
		4,155
Oil & Gas Exploration & Production – 0.5%		
BP Capital Markets plc (GTD by BP plc), 2.315%, 2-13-20	1,500	1,504
Concho Resources, Inc., 4.375%, 1-15-25	4,400	4,576
ONEOK Partners L.P., 3.200%, 9-15-18	1,500	1,509
		7,589
Oil & Gas Refining & Marketing – 0.2%		
Andeavor:		
3.800%, 4-1-28	$ 1,000	$ 1,002
4.500%, 4-1-48	1,000	1,010
		2,012
Oil & Gas Storage & Transportation – 1.3%		
Colorado Interstate Gas Co., 4.150%, 8-15-26 (B)	3,340	3,334
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9-1-19	8,392	6,252
Kinder Morgan, Inc., 3.150%, 1-15-23	1,000	994
Plains All American Pipeline L.P. and PAA Finance Corp., 4.650%, 10-15-25	2,000	2,060
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.), 4.000%, 10-1-27	2,000	1,960
Williams Partners L.P., 3.600%, 3-15-22	3,500	3,580
		18,180
Total Energy – 3.4%		46,552
Financials		
Asset Management & Custody Banks – 0.3%		
Ares Capital Corp., 4.875%, 11-30-18	3,300	3,375
Consumer Finance – 1.0%		
Capital One Bank USA N.A., 2.250%, 2-13-19	2,000	1,997
Capital One Financial Corp., 3.300%, 10-30-24	3,500	3,487
Ford Motor Credit Co. LLC:		
3.339%, 3-28-22	1,250	1,264
2.979%, 8-3-22	2,000	1,993
3.815%, 11-2-27	1,500	1,500
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4-10-22	500	506
3.700%, 5-9-23	800	816
3.500%, 11-7-24	1,000	998
Hyundai Capital America, 2.875%, 8-9-18 (B)	1,200	1,202
		13,763
Diversified Banks – 3.7%		
Australia and New Zealand Banking Group Ltd., 4.400%, 5-19-26 (B)	4,800	4,992
Bank of America Corp.:		
2.000%, 1-11-18	2,100	2,100
4.000%, 1-22-25	500	520
8.000%, 7-29-49	7,000	7,024
Bank of Montreal, 3.803%, 12-15-32	3,000	2,966

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Barclays plc, 5.200%, 5-12-26	$3,200	$ 3,412
DBS Group Holdings Ltd., 2.246%, 7-16-19 (B)	4,000	3,984
HSBC Holdings plc, 3.400%, 3-8-21	3,750	3,833
ING Bank N.V., 2.500%, 10-1-19 (B)	3,000	3,007
Mizuho Bank Ltd., 2.650%, 9-25-19 (B)	3,500	3,516
Santander Holdings USA, Inc., 3.400%, 1-18-23 (B)	1,000	996
Skandinaviska Enskilda Banken AB, 2.375%, 3-25-19 (B)	2,000	2,004
Societe Generale S.A., 4.250%, 4-14-25 (B)	1,750	1,785
Standard Chartered plc, 2.250%, 4-17-20 (B)	5,900	5,846
Sumitomo Mitsui Banking Corp., 2.450%, 1-16-20	2,400	2,401
U.S. Bancorp, 3.100%, 4-27-26	1,900	1,886
		50,272
Investment Banking & Brokerage – 1.1%		
BGC Partners, Inc., 5.375%, 12-9-19	2,000	2,091
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3-26-20	2,500	2,509
Goldman Sachs Group, Inc. (The):		
2.905%, 7-24-23	3,000	2,979
3.272%, 9-29-25	3,000	2,987
5.700%, 12-29-49	1,000	1,031
Morgan Stanley, 3.591%, 7-22-28	4,000	4,036
		15,633
Life & Health Insurance – 0.6%		
AIA Group Ltd., 2.250%, 3-11-19 (B)	1,600	1,591
Northwestern Mutual Life Insurance Co. (The), 3.850%, 9-30-47 (B)	3,000	3,039
Prudential Financial, Inc., 8.875%, 6-15-38	1,000	1,027
Sumitomo Life Insurance Co., 4.000%, 9-14-77 (B)	2,000	1,961
		7,618
Multi-Line Insurance – 0.4%		
American International Group, Inc., 2.300%, 7-16-19	1,950	1,948
Aon plc (GTD by Aon Corp.), 2.800%, 3-15-21	3,500	3,512
		5,460
Other Diversified Financial Services – 2.0%		
Citigroup, Inc.:		
5.800%, 11-29-49	5,300	5,492
5.950%, 12-29-49	5,350	5,681

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
Fidelity National Information Services, Inc., 2.000%, 4-15-18	$ 500	$ 500
JPMorgan Chase & Co.:		
7.900%, 4-29-49	6,060	6,136
5.000%, 12-29-49	3,200	3,255
5.300%, 11-1-65	1,250	1,296
PennantPark Investment Corp., 4.500%, 10-1-19	4,000	4,046
Total Capital (GTD by Total S.A.), 2.125%, 8-10-18	1,200	1,203
		27,609
Property & Casualty Insurance – 0.2%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 2.200%, 3-15-21	1,500	1,495
Markel Corp., 3.500%, 11-1-27	1,000	995
		2,490
Regional Banks – 1.1%		
Citizens Financial Group, Inc., 3.750%, 7-1-24	6,000	5,995
PNC Bank N.A., 3.250%, 6-1-25	2,500	2,537
SunTrust Banks, Inc.:		
2.350%, 11-1-18	2,800	2,807
5.625%, 12-29-49	2,800	2,912
		14,251
Specialized Finance – 0.6%		
AerCap Ireland Capital Designated Activity Co. and AerCap Global Aviation Trust, 3.650%, 7-21-27	4,250	4,205
Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 5.450%, 6-15-23 (B)	4,300	4,646
		8,851
Total Financials – 11.0%		149,322
Health Care		
Biotechnology – 0.2%		
Amgen, Inc., 2.125%, 5-1-20	3,000	2,984
Health Care Distributors – 0.1%		
AmerisourceBergen Corp., 3.450%, 12-15-27	1,000	991
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc., 2.700%, 4-1-20	1,650	1,651
Health Care Services – 0.4%		
Cardinal Health, Inc., 2.400%, 11-15-19	2,400	2,398

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Services (Continued)		
Quest Diagnostics, Inc., 3.450%, 6-1-26	$3,220	$ 3,230
		5,628
Health Care Supplies – 0.3%		
Shire Acquisitions Investments Ireland Designated Activity Co., 2.875%, 9-23-23	4,000	3,932
Pharmaceuticals – 1.0%		
AbbVie, Inc., 3.200%, 5-14-26	2,240	2,233
Celgene Corp., 3.450%, 11-15-27	2,000	1,998
Forest Laboratories, Inc., 5.000%, 12-15-21 (B)	5,000	5,347
Johnson & Johnson, 3.400%, 1-15-38	4,000	4,094
		13,672
Total Health Care – 2.1%		28,858
Industrials		
Aerospace & Defense – 0.6%		
Huntington Ingalls Industries, Inc., 3.483%, 12-1-27 (B)	2,000	1,995
Northrop Grumman Corp., 3.250%, 1-15-28	3,000	3,003
TransDigm, Inc. (GTD by TransDigm Group, Inc.), 6.375%, 6-15-26	3,500	3,548
		8,546
Agricultural & Farm Machinery – 0.1%		
CNH Industrial N.V., 3.850%, 11-15-27	1,000	998
Airlines – 0.4%		
Aviation Capital Group LLC, 3.500%, 11-1-27 (B)	3,500	3,429
Southwest Airlines Co., 2.650%, 11-5-20	2,625	2,635
		6,064
Diversified Support Services – 0.1%		
Ahern Rentals, Inc., 7.375%, 5-15-23 (B)	1,200	1,128
Environmental & Facilities Services – 0.2%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 3.150%, 11-15-27	2,000	1,998
Industrial Conglomerates – 0.1%		
3M Co., 2.875%, 10-15-27	1,500	1,492

CONTINENTAL INCOME FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Railroads – 0.0%		
Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5-15-20	$ 776	$ 773
Total Industrials – 1.5%		20,999
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fiserv, Inc., 2.700%, 6-1-20	1,800	1,811
IT Consulting & Other Services – 0.2%		
Keysight Technologies, Inc., 4.600%, 4-6-27	2,000	2,104
Total Information Technology – 0.3%		3,915
Materials		
Construction Materials – 0.3%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (B)	3,400	3,392
Diversified Metals & Mining – 0.2%		
Anglo American Capital plc, 3.625%, 9-11-24 (B)	2,000	1,990
Anglo American plc, 4.125%, 4-15-21 (B)	1,300	1,336
		3,326
Fertilizers & Agricultural Chemicals – 0.1%		
Mosaic Co. (The), 4.050%, 11-15-27	2,000	2,005
Metal & Glass Containers – 0.3%		
BakerCorp International, Inc., 8.250%, 6-1-19	5,046	4,617
Paper Packaging – 0.3%		
Packaging Corp. of America, 3.400%, 12-15-27	1,000	1,002
WestRock Co., 3.000%, 9-15-24 (B)	3,500	3,468
		4,470
Specialty Chemicals – 0.2%		
Ecolab, Inc.:		
3.250%, 12-1-27 (B)	1,000	1,000
3.950%, 12-1-47 (B)	1,000	1,021
		2,021
Total Materials – 1.4%		19,831
Real Estate		
Specialized REITs – 1.0%		
American Tower Corp.:		
2.250%, 1-15-22	5,000	4,869
4.700%, 3-15-22	1,140	1,220
3.375%, 10-15-26	2,080	2,043

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs (Continued)		
Crown Castle International Corp.:		
5.250%, 1-15-23	$ 1,171	$ 1,282
3.200%, 9-1-24	500	495
3.700%, 6-15-26	1,600	1,598
3.650%, 9-1-27	2,000	1,995
		13,502
Wireless Telecommunication Service – 0.1%		
American Tower Corp., 3.600%, 1-15-28	1,500	1,491
Total Real Estate – 1.1%		14,993
Telecommunication Services		
Integrated Telecommunication Services – 0.9%		
AT&T, Inc.:		
4.125%, 2-17-26	4,000	4,090
3.900%, 8-14-27	2,000	2,013
4.900%, 8-14-37	1,000	1,014
5.150%, 2-14-50	1,500	1,508
Verizon Communications, Inc.:		
2.946%, 3-15-22	1,600	1,610
4.500%, 8-10-33	2,000	2,096
		12,331
Wireless Telecommunication Service – 0.0%		
Virgin Media Finance plc, 4.875%, 2-15-22	298	289
Total Telecommunication Services – 0.9%		12,620
Utilities		
Electric Utilities – 0.7%		
Duke Energy Corp., 3.150%, 8-15-27	1,500	1,489
Electricite de France S.A., 2.150%, 1-22-19 (B)	2,450	2,450
Entergy Texas, Inc., 2.550%, 6-1-21	1,500	1,489
Exelon Corp., 2.450%, 4-15-21	1,800	1,792
PPL Energy Supply LLC, 4.600%, 12-15-21	2,100	1,921
		9,141
Total Utilities – 0.7%		9,141
TOTAL CORPORATE DEBT SECURITIES – 24.3%		$333,225
(Cost: $332,637)		

LOANS (C)	Principal	Value
Industrials		
Industrial Machinery – 0.3%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 10.193%, 1-30-23 (D)	$ 4,455	$ 4,455
Total Industrials – 0.3%		4,455
TOTAL LOANS – 0.3%		$ 4,455
(Cost: $4,380)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.1%		
National Archives Facility Trust, 8.500%, 9-1-19	780	825
Mortgage-Backed Obligations – 1.3%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12-1-31	24	26
6.500%, 1-1-32	30	34
4.500%, 6-1-44	3,236	3,462
3.000%, 6-15-45	4,054	4,123
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7-1-18	32	33
4.500%, 9-1-19	135	137
3.500%, 6-25-29	2,338	2,426
4.500%, 11-1-43	2,776	2,991
3.000%, 10-25-46	3,924	3,965
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 9-15-18	22	22
6.500%, 8-15-28	27	30
		17,249
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%		$18,074
(Cost: $18,526)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 3.4%		
U.S. Treasury Notes:		
0.125%, 7-15-26	16,979	16,601
2.125%, 2-15-40	15,064	19,627
1.000%, 2-15-46	10,306	11,028
		47,256
Treasury Obligations – 2.1%		
U.S. Treasury Bonds, 2.750%, 11-15-47	4,000	4,002
U.S. Treasury Notes:		
1.875%, 7-31-22	2,000	1,972
2.000%, 10-31-22	7,500	7,434
2.000%, 11-30-22	2,000	1,981
2.125%, 7-31-24	2,000	1,976

SCHEDULE OF INVESTMENTS

CONTINENTAL INCOME FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
1.875%, 8-31-24	$2,000	$ 1,946
2.250%, 10-31-24	2,500	2,488
2.250%, 8-15-27	3,500	3,450
2.250%, 11-15-27	4,000	3,942
		29,191
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 5.5%		$76,447

(Cost: $76,577)

SHORT-TERM SECURITIES

	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.740%, 1-5-18 (E)	386	386
Notes – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 1.550%, 1-7-18 (E)	2,000	2,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.6%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.490%, 1-7-18 (E)	$8,000	$ 8,000
		8,000
TOTAL SHORT-TERM SECURITIES – 0.7%		$ 10,386
(Cost: $10,386)		
TOTAL INVESTMENT SECURITIES – 99.9%		$1,371,686
(Cost: $1,146,888)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		786
NET ASSETS – 100.0%		$1,372,472

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2017 the total value of these securities amounted to $86,640 or 6.3% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Securities whose value was determined using significant unobservable inputs.

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$876,609	$ —	$ —
Preferred Stocks	41,597	7,915	—
Asset-Backed Securities	—	2,978	—
Corporate Debt Securities	—	333,225	—
Loans	—	—	4,455
United States Government Agency Obligations	—	18,074	—
United States Government Obligations	—	76,447	—
Short-Term Securities	—	10,386	—
Total	$918,206	$449,025	$4,455

During the period ended December 31, 2017, there were no transfers between any levels.

16 SEMIANNUAL REPORT 2017

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	96.1%
Information Technology	29.5%
Consumer Discretionary	20.0%
Financials	18.1%
Industrials	11.5%
Health Care	9.9%
Energy	4.0%
Consumer Staples	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Country Weightings

North America	50.2%
United States	50.2%
Pacific Basin	25.1%
China	11.2%
Japan	9.2%
Other Pacific Basin	4.7%
Europe	20.8%
France	7.8%
United Kingdom	4.1%
Other Europe	8.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Lipper Rankings

Category: Lipper Global Large-Cap Growth Funds	Rank	Percentile
1 Year	79/124	64
3 Year	89/111	80
5 Year	75/91	82
10 Year	45/57	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Airbus SE	France	Industrials	Aerospace & Defense
Microsoft Corp.	United States	Information Technology	Systems Software
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance
Home Depot, Inc. (The)	United States	Consumer Discretionary	Home Improvement Retail
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Prudential plc	United Kingdom	Financials	Life & Health Insurance

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS GLOBAL GROWTH FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
China		
Consumer Discretionary – 1.0%		
Gree Electric Appliances, Inc. of Zhuhai, A Shares	843	$ 5,654
Financials – 4.8%		
China Construction Bank Corp.	8,606	7,922
Ping An Insurance (Group) Co. of China Ltd., H Shares	1,833	19,007
		26,929
Information Technology – 5.4%		
Alibaba Group Holding Ltd. ADR (A)	97	16,710
Tencent Holdings Ltd.	259	13,400
		30,110
Total China – 11.2%		$62,693
France		
Consumer Staples – 0.6%		
Pernod Ricard S.A.	23	3,678
Energy – 1.6%		
Total S.A. ADR	161	8,880
Financials – 1.3%		
Axa S.A.	237	7,032
Industrials – 4.3%		
Airbus SE	236	23,503
Total France – 7.8%		$43,093
Germany		
Health Care – 1.6%		
Fresenius SE & Co. KGaA	114	8,828
Total Germany – 1.6%		$ 8,828
India		
Financials – 3.2%		
HDFC Bank Ltd.	346	10,144
Housing Development Finance Corp. Ltd.	303	8,107
		18,251
Total India – 3.2%		$ 18,251
Italy		
Consumer Discretionary – 1.7%		
Ferrari N.V.	90	9,382
Total Italy – 1.7%		$ 9,382
Japan		
Consumer Discretionary – 6.0%		
Fuji Heavy Industries Ltd.	251	7,965
Isuzu Motors Ltd.	719	12,004
Start Today Co. Ltd.	436	13,240
		33,209

COMMON STOCKS (Continued)	Shares	Value
Industrials – 3.2%		
Dakin Industries Ltd.	70	$ 8,319
Recruit Holdings Co. Ltd.	392	9,728
		18,047
Total Japan – 9.2%		$51,256
Macau		
Consumer Discretionary – 1.5%		
Galaxy Entertainment Group	1,022	8,159
Total Macau – 1.5%		$ 8,159
Netherlands		
Industrials – 1.4%		
Koninklijke Philips Electronics N.V., Ordinary Shares	205	7,754
Information Technology – 0.3%		
ASML Holding N.V., NY Registry Shares	10	1,667
Total Netherlands – 1.7%		$ 9,421
Sweden		
Financials – 1.3%		
Swedbank AB	292	7,045
Total Sweden – 1.3%		$ 7,045
Switzerland		
Industrials – 2.6%		
Adecco S.A.	186	14,185
Total Switzerland – 2.6%		$ 14,185
United Kingdom		
Consumer Staples – 1.3%		
British American Tobacco plc	105	7,088
Financials – 2.8%		
Prudential plc	602	15,426
Total United Kingdom – 4.1%		$22,514
United States		
Consumer Discretionary – 9.8%		
Amazon.com, Inc. (A)	17	19,632
Home Depot, Inc. (The)	97	18,407
Lowe's Co., Inc.	73	6,743
Marriott International, Inc., Class A	74	9,983
		54,765
Consumer Staples – 1.2%		
Kraft Foods Group, Inc.	85	6,620
Energy – 2.4%		
Halliburton Co.	162	7,902
Schlumberger Ltd.	83	5,597
		13,499

COMMON STOCKS (Continued)	Shares	Value
Financials – 4.7%		
CME Group, Inc.	88	$ 12,803
Goldman Sachs Group, Inc. (The)	28	7,027
MetLife, Inc.	118	5,956
		25,786
Health Care – 8.3%		
Alexion Pharmaceuticals, Inc. (A)	109	13,035
HCA Holdings, Inc.(A)	137	12,066
Incyte Corp.(A)	31	2,897
Thermo Fisher Scientific, Inc.	52	9,950
UnitedHealth Group, Inc.	38	8,318
		46,266
Information Technology – 23.8%		
Adobe Systems, Inc. (A)	79	13,814
Alphabet, Inc., Class C (A)	6	6,523
Arista Networks, Inc. (A)	20	4,653
Broadcom Corp., Class A	41	10,608
Facebook, Inc., Class A (A)	98	17,253
MasterCard, Inc., Class A	173	26,205
Microsoft Corp.	261	22,324
PayPal, Inc. (A)	149	10,937
Visa, Inc., Class A	169	19,235
		131,552
Total United States – 50.2%		$278,488
TOTAL COMMON STOCKS – 96.1%		$533,315
(Cost: $395,282)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 3.4%		
Comcast Corp. 1.771%, 1-4-18	$12,500	12,497
McCormick & Co., Inc. 1.771%, 1-4-18	3,000	2,999
Sonoco Products Co. 1.700%, 1-2-18	3,295	3,294
		18,790
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.740%, 1-5-18 (C)	1,000	1,000
TOTAL SHORT-TERM SECURITIES – 3.6%		$ 19,790
(Cost: $19,792)		
TOTAL INVESTMENT SECURITIES – 99.7%		$553,105
(Cost: $415,074)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		1,684
NET ASSETS – 100.0%		$554,789

SCHEDULE OF INVESTMENTS GLOBAL GROWTH FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2017.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 54,765	$ 56,404	$—
Consumer Staples	6,620	10,766	—
Energy	22,379	—	—
Financials	25,786	74,683	—
Health Care	46,266	8,828	—
Industrials	—	63,489	—
Information Technology	149,929	13,400	—
Total Common Stocks	$305,745	$227,570	$—
Short-Term Securities	—	19,790	—
Total	$305,745	$247,360	$—

During the period ended December 31, 2017, securities totaling $166,417 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2017. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)	
Information Technology	29.5%
Consumer Discretionary	20.0%
Financials	18.1%
Industrials	11.5%

Market Sector Diversification (Continued)

Health Care	9.9%
Energy	4.0%
Consumer Staples	3.1%
Other+	3.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Information Technology	26.8%
Consumer Discretionary	20.3%
Industrials	16.5%
Health Care	15.8%
Financials	8.5%
Consumer Staples	5.8%
Materials	2.7%
Energy	2.5%
Purchased Options	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.1%

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	99/382	26
3 Year	258/355	73
5 Year	259/315	82
10 Year	37/226	17

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Fastenal Co.	Industrials	Trading Companies & Distributors
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
CoStar Group, Inc.	Information Technology	Internet Software & Services
Polaris Industries, Inc.	Consumer Discretionary	Leisure Products
Zoetis, Inc.	Health Care	Pharmaceuticals
Tractor Supply Co.	Consumer Discretionary	Specialty Stores
GrubHub, Inc.	Information Technology	Internet Software & Services
MercadoLibre, Inc.	Information Technology	Internet Software & Services
CME Group, Inc.	Financials	Financial Exchanges & Data
Tiffany & Co.	Consumer Discretionary	Specialty Stores

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

NEW CONCEPTS FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.6%		
Burberry Group plc (A)	1,016	$ 24,503
lululemon athletica, Inc. (B)	464	36,468
		60,971
Auto Parts & Equipment – 2.3%		
BorgWarner, Inc.	772	39,458
Homefurnishing Retail – 1.1%		
Williams-Sonoma, Inc.	358	18,501
Hotels, Resorts & Cruise Lines – 1.4%		
Norwegian Cruise Line Holdings Ltd. (B)	437	23,244
Internet & Direct Marketing Retail – 0.3%		
Duluth Holdings, Inc., Class B (B) . . .	323	5,763
Leisure Products – 2.9%		
Polaris Industries, Inc.	402	49,838
Restaurants – 3.4%		
Chipotle Mexican Grill, Inc., Class A (B)	71	20,595
Dunkin' Brands Group, Inc.	578	37,276
		57,871
Specialty Stores – 5.3%		
Tiffany & Co.	396	41,211
Tractor Supply Co.	642	47,966
		89,177
Total Consumer Discretionary – 20.3%		**344,823**
Consumer Staples		
Food Retail – 1.5%		
Sprouts Farmers Market, Inc. (B)	1,050	25,560
Packaged Foods & Meats – 4.3%		
Blue Buffalo Pet Products, Inc. (B) . . .	773	25,351
Hain Celestial Group, Inc. (The) (B) . .	556	23,572
Hershey Foods Corp.	161	18,232
Lance, Inc.	122	6,115
		73,270
Total Consumer Staples – 5.8%		**98,830**
Energy		
Oil & Gas Exploration & Production – 2.5%		
Cabot Oil & Gas Corp.	724	20,717
Cimarex Energy Co.	172	20,993
		41,710
Total Energy – 2.5%		**41,710**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 0.9%		
Oaktree Capital Group LLC	353	$ 14,874
Diversified Banks – 1.3%		
Northern Trust Corp.	220	22,013
Financial Exchanges & Data – 3.6%		
CME Group, Inc.	293	42,756
MarketAxess Holdings, Inc.	94	19,062
		61,818
Regional Banks – 2.7%		
First Republic Bank	317	27,482
Signature Bank (B)	129	17,774
		45,256
Total Financials – 8.5%		**143,961**
Health Care		
Biotechnology – 2.6%		
ACADIA Pharmaceuticals, Inc. (B) . . .	663	19,970
BioMarin Pharmaceutical, Inc. (B) . . .	281	25,019
		44,989
Health Care Equipment – 6.1%		
Abiomed, Inc. (B)	90	16,939
Edwards Lifesciences Corp. (B)	297	33,473
Intuitive Surgical, Inc. (B)	145	52,894
		103,306
Health Care Services – 1.5%		
Laboratory Corp. of America Holdings (B)	161	25,637
Health Care Supplies – 1.7%		
Align Technology, Inc. (B)	91	20,131
Dentsply Sirona, Inc.	129	8,471
		28,602
Pharmaceuticals – 3.9%		
Jazz Pharmaceuticals plc (B)	117	15,692
Zoetis, Inc.	691	49,754
		65,446
Total Health Care – 15.8%		**267,980**
Industrials		
Air Freight & Logistics – 2.2%		
Expeditors International of Washington, Inc.	568	36,763
Building Products – 4.0%		
A. O. Smith Corp.	408	25,016
Allegion plc	241	19,199
Fortune Brands Home & Security, Inc.	340	23,290
		67,505

COMMON STOCKS (Continued)	Shares	Value
Construction Machinery & Heavy Trucks – 2.4%		
WABCO Holdings, Inc. (B)	143	$ 20,463
Westinghouse Air Brake Technologies Corp.	259	21,122
		41,585
Industrial Machinery – 1.9%		
IDEX Corp.	245	32,321
Railroads – 0.8%		
Kansas City Southern	130	13,717
Research & Consulting Services – 1.6%		
TransUnion (B)	488	26,796
Trading Companies & Distributors – 3.6%		
Fastenal Co. (C)	1,133	61,979
Total Industrials – 16.5%		**280,666**
Information Technology		
Application Software – 2.1%		
Guidewire Software, Inc. (B)	326	24,239
Tyler Technologies, Inc. (B)	66	11,766
		36,005
Communications Equipment – 3.0%		
Arista Networks, Inc. (B)	106	24,907
Harris Corp.	183	25,885
		50,792
Data Processing & Outsourced Services – 1.2%		
Square, Inc., Class A (B)	572	19,828
Electronic Components – 1.5%		
Maxim Integrated Products, Inc.	478	25,012
Electronic Manufacturing Services – 2.1%		
Trimble Navigation Ltd. (B)	883	35,895
Home Entertainment Software – 2.4%		
Electronic Arts, Inc. (B)	386	40,562
Internet Software & Services – 8.9%		
CoStar Group, Inc. (B)	169	50,152
GrubHub, Inc. (B)	600	43,111
MercadoLibre, Inc.	136	42,930
Pandora Media, Inc. (B)	2,906	14,006
		150,199
Semiconductors – 1.8%		
Microchip Technology, Inc.	353	30,985
Systems Software – 3.8%		
Red Hat, Inc. (B)	246	29,523
ServiceNow, Inc. (B)	270	35,244
		64,767
Total Information Technology – 26.8%		**454,045**

SCHEDULE OF INVESTMENTS NEW CONCEPTS FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Materials		
Fertilizers & Agricultural Chemicals – 1.2%		
Scotts Miracle-Gro Co. (The)	181	$ 19,357
Specialty Chemicals – 1.5%		
Axalta Coating Systems Ltd. (B)	795	25,731
Total Materials – 2.7%		45,088
TOTAL COMMON STOCKS – 98.9%		$1,677,103
(Cost: $1,138,871)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Notional Amount	Value
Carter's, Inc., Call $117.50, Expires 1-19-18, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	592	59	141
Kansas City Southern, Call $120.00, Expires 1-19-18, OTC (Ctrpty: UBS AG)	739	74	$ 4
TOTAL PURCHASED OPTIONS – 0.0%			$ 145
(Cost: $270)			

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 0.8%		
CVS Health Corp., 1.670%, 1-2-18	$ 4,110	4,109
Hewlett Packard Enterprise Corp., 1.502%, 1-4-18	7,789	7,787
Sonoco Products Co., 1.700%, 1-2-18	2,241	2,241
		14,137
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.740%, 1-5-18 (E)	$ 1,168	$ 1,168
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 1.490%, 1-7-18 (E)	1,000	1,000
TOTAL SHORT-TERM SECURITIES – 1.0%		$ 16,305
(Cost: $16,306)		
TOTAL INVESTMENT SECURITIES – 99.9%		$1,693,553
(Cost: $1,155,447)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		1,770
NET ASSETS – 100.0%		$1,695,323

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of securities with an aggregate value of $279 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D)Rate shown is the yield to maturity at December 31, 2017.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following written options were outstanding at December 31, 2017 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Carter's, Inc.	Morgan Stanley & Co., Inc.	Put	271	27	January 2018	$102.50	$ 41	$ (3)
Kansas City Southern	UBS AG	Put	739	74	January 2018	107.50	159	(290)
							$200	$(293)

SCHEDULE OF INVESTMENTS

NEW CONCEPTS FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 320,320	$24,503	$—
Consumer Staples	98,830	—	—
Energy	41,710	—	—
Financials	143,961	—	—
Health Care	267,980	—	—
Industrials	280,666	—	—
Information Technology	454,045	—	—
Materials	45,088	—	—
Total Common Stocks	$1,652,600	$24,503	$—
Purchased Options	—	145	—
Short-Term Securities	—	16,305	—
Total	$1,652,600	$40,953	$—
Liabilities			
Written Options	$ —	$ 293	$—

During the period ended December 31, 2017, securities totaling $21,986 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2017. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over The Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	98.3%
Information Technology	77.8%
Health Care	12.9%
Consumer Discretionary	2.2%
Telecommunication Services	2.1%
Real Estate	1.6%
Utilities	0.9%
Industrials	0.8%
Materials	0.0%
Warrants	0.0%
Bonds	0.3%
Corporate Debt Securities	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Country Weightings

North America	84.3%
United States	84.3%
Pacific Basin	9.2%
China	4.9%
India	4.3%
Europe	3.0%
Bahamas/Caribbean	2.0%
Other	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	130/169	77
3 Year	135/147	92
5 Year	108/137	79
10 Year	73/120	61

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Microsoft Corp.	United States	Information Technology	Systems Software
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Universal Display Corp.	United States	Information Technology	Electronic Components
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Microsemi Corp.	United States	Information Technology	Semiconductors
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCIENCE AND TECHNOLOGY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Internet & Direct Marketing Retail – 2.2%		
Amazon.com, Inc. (A)	19	$ 21,752
Netflix, Inc. (A)	296	56,897
		78,649
Total Consumer Discretionary – 2.2%		78,649
Health Care		
Biotechnology – 9.4%		
BioMarin Pharmaceutical, Inc. (A)	365	32,538
Evogene Ltd. (A)	1,155	3,546
Gilead Sciences, Inc.	395	28,319
Ionis Pharmaceuticals, Inc. (A)	1,965	98,845
Vertex Pharmaceuticals, Inc. (A)	1,183	177,209
		340,457
Health Care Technology – 3.5%		
Cerner Corp. (A)	1,883	126,909
Total Health Care – 12.9%		467,366
Industrials		
Air Freight & Logistics – 0.8%		
Best, Inc. ADR (A)	3,035	27,257
Total Industrials – 0.8%		27,257
Information Technology		
Application Software – 7.8%		
ACI Worldwide, Inc. (A)	5,485	124,354
Aspen Technology, Inc. (A)	2,078	137,575
Globant S.A. (A)	410	19,041
		280,970
Data Processing & Outsourced Services – 10.4%		
Alliance Data Systems Corp.	313	79,428
Euronet Worldwide, Inc. (A)	1,663	140,112
WNS (Holdings) Ltd. ADR (A)(B)	3,921	157,360
		376,900
Electronic Components – 5.1%		
Universal Display Corp.	1,075	185,678
Internet Software & Services – 14.6%		
Alibaba Group Holding Ltd. ADR (A)	888	153,152
Alphabet, Inc., Class A (A)	86	90,276
Alphabet, Inc., Class C (A)	112	116,693
Facebook, Inc., Class A (A)	950	167,708
		527,829
IT Consulting & Other Services – 1.7%		
CSRA, Inc.	1,362	40,763
Switch, Inc., Class A	1,211	22,021
		62,784

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 2.1%		
ASML Holding N.V., NY Registry Shares	448	$ 77,819
Semiconductors – 20.9%		
Cypress Semiconductor Corp.	7,903	120,440
Marvell Technology Group Ltd.	3,417	73,367
Microchip Technology, Inc.	465	40,838
Micron Technology, Inc. (A)	5,873	241,485
Microsemi Corp. (A)	3,261	168,426
Rambus, Inc. (A)	4,663	66,306
Semtech Corp. (A)	1,331	45,507
		756,369
Systems Software – 6.6%		
Microsoft Corp.	2,784	238,178
Technology Hardware, Storage & Peripherals – 8.6%		
Apple, Inc.	1,218	206,037
Hewlett-Packard Co.	4,980	104,630
		310,667
Total Information Technology – 77.8%		2,817,194
Materials		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc. (A)(B)	1,828	2,010
Total Materials – 0.0%		2,010
Real Estate		
Specialized REITs – 1.6%		
QTS Realty Trust, Inc., Class A	1,065	57,696
Total Real Estate – 1.6%		57,696
Telecommunication Services		
Alternative Carriers – 2.1%		
Zayo Group Holdings, Inc. (A)	2,039	75,024
Total Telecommunication Services – 2.1%		75,024
Utilities		
Renewable Electricity – 0.9%		
Atlantica Yield plc	1,610	34,154
Total Utilities – 0.9%		34,154
TOTAL COMMON STOCKS – 98.3%		$3,559,350
(Cost: $1,648,768)		

WARRANTS	Shares	Value
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 8-20-23 (B)(C)(D)	1,380	$ —
TOTAL WARRANTS – 0.0%		$ —
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	
Materials		
Fertilizers & Agricultural Chemicals – 0.3%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (B)(C)(G)	$13,800	9,558
Total Materials – 0.3%		9,558
TOTAL CORPORATE DEBT SECURITIES – 0.3%		$ 9,558
(Cost: $13,800)		

SHORT-TERM SECURITIES		
Commercial Paper (E) – 0.9%		
Comcast Corp., 1.771%, 1-4-18	9,000	8,998
Diageo Capital plc (GTD by Diageo plc), 1.722%, 1-3-18	3,597	3,596
Hewlett Packard Enterprise Corp.:		
1.542%, 1-3-18	5,000	4,999
1.502%, 1-4-18	5,000	4,999
Walgreens Boots Alliance, Inc., 1.631%, 1-4-18	10,000	9,997
		32,589
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.740%, 1-5-18 (F)	10,672	10,672
Municipal Obligations – 0.1%		
IL Fin Auth, Var Rate Demand Rev Bonds (North Park Univ Proj), Ser 2005 (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 22 bps), 1.730%, 1-7-18 (F)	2,000	2,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.490%, 1-7-18 (F)	$6,000	$ 6,000
1.530%, 1-7-18 (F)	6,000	6,000
		12,000
TOTAL SHORT-TERM SECURITIES – 1.6%		$ 57,261
(Cost: $57,265)		
TOTAL INVESTMENT SECURITIES – 100.2%		$3,626,169
(Cost: $1,719,833)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(6,395)
NET ASSETS – 100.0%		$ 3,619,774

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) Restricted securities. At December 31, 2017, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	8-20-15	$13,800	$13,800	$9,558
		Shares		
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	1,380	—	—
			$13,800	$9,558

The total value of these securities represented 0.3% of net assets at December 31, 2017.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Rate shown is the yield to maturity at December 31, 2017.

(F) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G) Securities whose value was determined using significant unobservable inputs.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,559,350	$ —	$ —
Warrants	—	—	—
Corporate Debt Securities	—	—	9,558
Short-Term Securities	—	57,261	—
Total	$3,559,350	$57,261	$9,558

During the period ended December 31, 2017, securities totaling $13,863 were transferred from Level 2 to Level 3 due to decreased availability of observable market data due to decreased market activity or information for these securities. Transfers in to Level 3 represent the values as of the beginning of the period. There were no transfers between Level 1 and Level 2 during the period.

DECEMBER 31, 2017 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

Country Diversification

(as a % of net assets)

United States	84.3%
China	4.9%
India	4.3%
Netherlands	2.1%

Country Diversification (Continued)

Bermuda	2.0%
Other Countries	1.0%
Other+	1.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2017 (UNAUDITED)

Asset Allocation

Stocks	96.2%
Information Technology	27.5%
Industrials	21.8%
Consumer Discretionary	17.2%
Health Care	14.4%
Financials	6.7%
Energy	4.5%
Materials	2.5%
Real Estate	1.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.8%

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	263/558	48
3 Year	145/502	29
5 Year	130/457	29
10 Year	40/342	12

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
XPO Logistics, Inc.	Industrials	Air Freight & Logistics
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Beacon Roofing Supply, Inc.	Industrials	Trading Companies & Distributors
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
Dycom Industries, Inc.	Industrials	Construction & Engineering
Installed Building Products, Inc.	Consumer Discretionary	Homebuilding
Burlington Stores, Inc.	Consumer Discretionary	Apparel Retail
John Bean Technologies Corp.	Industrials	Industrial Machinery

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SMALL CAP FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 3.3%		
Burlington Stores, Inc. (A)	139	$ 17,052
Caleres, Inc.	246	8,248
Children's Place Retail Stores, Inc. (The)	40	5,741
		31,041
Auto Parts & Equipment – 1.2%		
Visteon Corp. (A)	90	11,240
Broadcasting – 0.6%		
Nexstar Broadcasting Group, Inc.	70	5,490
Distributors – 1.7%		
Pool Corp.	123	15,944
General Merchandise Stores – 1.1%		
Ollie's Bargain Outlet Holdings, Inc. (A)	188	10,006
Homebuilding – 1.8%		
Installed Building Products, Inc. (A)	225	17,099
Homefurnishing Retail – 0.4%		
At Home Group, Inc. (A)	111	3,376
Hotels, Resorts & Cruise Lines – 1.5%		
Hilton Grand Vacations, Inc. (A)	334	14,028
Restaurants – 4.1%		
Dave & Buster's Entertainment, Inc. (A)	199	10,994
Texas Roadhouse, Inc., Class A	260	13,702
Wingstop, Inc.	346	13,472
		38,168
Specialty Stores – 1.5%		
Five Below, Inc. (A)	208	13,788
Total Consumer Discretionary – 17.2%		160,180
Energy		
Oil & Gas Equipment & Services – 2.4%		
Keane Group, Inc. (A)	524	9,961
RPC, Inc.	481	12,290
		22,251
Oil & Gas Exploration & Production – 2.1%		
Centennial Resource Development, Inc., Class A (A)	541	10,708
Jagged Peak Energy, Inc. (A)	212	3,345
Petroleum Development Corp. (A)	115	5,948
		20,001
Total Energy – 4.5%		42,252
Financials		
Investment Banking & Brokerage – 0.8%		
LPL Investment Holdings, Inc.	123	7,045

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 5.4%		
Ameris Bancorp	221	$ 10,662
CBTX, Inc.	19	564
Heritage Financial Corp.	44	1,349
Home BancShares, Inc.	474	11,025
SVB Financial Group (A)	45	10,613
Western Alliance Bancorp. (A)	286	16,205
		50,418
Thrifts & Mortgage Finance – 0.5%		
LendingTree, Inc. (A)	15	5,175
Total Financials – 6.7%		62,638
Health Care		
Health Care Equipment – 6.6%		
Inogen, Inc. (A)	95	11,285
iRhythm Technologies, Inc. (A)	150	8,421
K2M Group Holdings, Inc. (A)	563	10,130
Nevro Corp. (A)	135	9,334
NovoCure Ltd. (A)	275	5,557
Penumbra, Inc. (A)	117	11,052
Tactile Systems Technology, Inc. (A)	177	5,124
		60,903
Health Care Facilities – 1.4%		
Acadia Healthcare Co., Inc. (A)	405	13,230
Health Care Services – 4.3%		
AMN Healthcare Services, Inc. (A)	551	27,161
Teladoc, Inc. (A)	368	12,819
		39,980
Managed Health Care – 1.4%		
HealthEquity, Inc. (A)	283	13,223
Pharmaceuticals – 0.7%		
Aerie Pharmaceuticals, Inc. (A)	80	4,775
OptiNose, Inc. (A)	93	1,751
		6,526
Total Health Care – 14.4%		133,862
Industrials		
Aerospace & Defense – 2.6%		
Mercury Computer Systems, Inc. (A)	479	24,597
Air Freight & Logistics – 3.6%		
Air Transport Services Group, Inc. (A)	233	5,389
XPO Logistics, Inc. (A)	309	28,329
		33,718
Building Products – 0.8%		
JELD-WEN Holding, Inc. (A)	192	7,566
Construction & Engineering – 2.0%		
Dycom Industries, Inc. (A)	168	18,687

COMMON STOCKS (Continued)	Shares	Value
Diversified Support Services – 0.6%		
Healthcare Services Group, Inc.	106	$ 5,578
Industrial Machinery – 5.5%		
John Bean Technologies Corp.	152	16,820
RBC Bearings, Inc. (A)	71	8,915
Timken Co. (The)	216	10,619
Woodward, Inc.	191	14,627
		50,981
Security & Alarm Services – 1.3%		
Brink's Co. (The)	152	11,954
Trading Companies & Distributors – 4.1%		
Beacon Roofing Supply, Inc. (A)	355	22,664
Watsco, Inc.	88	15,042
		37,706
Trucking – 1.3%		
Knight Transportation, Inc.	277	12,119
Total Industrials – 21.8%		202,906
Information Technology		
Application Software – 11.6%		
BroadSoft, Inc. (A)	237	13,022
Ellie Mae, Inc. (A)	97	8,708
Globant S.A. (A)	201	9,320
HubSpot, Inc. (A)	184	16,266
Paycom Software, Inc. (A)	199	15,994
Tyler Technologies, Inc. (A)	71	12,606
Ultimate Software Group, Inc. (The) (A)	93	20,226
Zendesk, Inc. (A)	359	12,138
		108,280
Communications Equipment – 1.0%		
Lumentum Holdings, Inc. (A)	190	9,271
Electronic Manufacturing Services – 0.4%		
Fabrinet (A)	121	3,467
Internet Software & Services – 4.1%		
Envestnet, Inc. (A)	129	6,451
Five9, Inc. (A)	471	11,728
Mimecast Ltd. (A)	246	7,050
New Relic, Inc. (A)	82	4,714
Q2 Holdings, Inc. (A)	217	7,978
		37,921
IT Consulting & Other Services – 3.5%		
Booz Allen Hamilton Holding Corp.	521	19,858
InterXion Holding N.V. (A)	226	13,289
		33,147
Semiconductors – 4.3%		
Integrated Device Technology, Inc. (A)	347	10,307
Monolithic Power Systems, Inc.	123	13,843
Power Integrations, Inc.	213	15,637
		39,787

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 2.6%		
Proofpoint, Inc. (A)	160	$ 14,236
Varonis Systems, Inc. (A)	208	10,094
		24,330
Total Information Technology – 27.5%		256,203
Materials		
Construction Materials – 2.0%		
Summit Materials, Inc., Class A (A) . .	385	12,097
U.S. Concrete, Inc. (A)	86	7,219
		19,316
Paper Products – 0.5%		
KapStone Paper and Packaging Corp.	198	4,497
Total Materials – 2.5%		23,813

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Real Estate Services – 1.6%		
RE/MAX Holdings, Inc., Class A . . .	308	$ 14,919
Total Real Estate – 1.6%		14,919
TOTAL COMMON STOCKS – 96.2%		$896,773
(Cost: $594,780)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 3.5%		
Archer Daniels Midland Co., 1.720%, 1-10-18	$6,000	5,997
Clorox Co. (The), 2.040%, 1-10-18	5,600	5,597
CVS Health Corp., 1.731%, 1-9-18	2,000	1,999
Hewlett Packard Enterprise Corp., 1.542%, 1-3-18	5,000	4,999
Kroger Co. (The), 1.770%, 1-2-18	1,991	1,991
Mondelez International, Inc., 1.920%, 1-18-18	4,000	3,996

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Northern Illinois Gas Co., 2.040%, 1-10-18	$3,000	$ 2,998
Sysco Corp., 1.691%, 1-2-18	5,000	4,999
		32,576
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.740%, 1-5-18 (C)	3,006	3,006
TOTAL SHORT-TERM SECURITIES – 3.8%		$ 35,582
(Cost: $35,586)		
TOTAL INVESTMENT SECURITIES – 100.0%		$932,355
(Cost: $630,366)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(341)
NET ASSETS – 100.0%		$ 932,014

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at December 31, 2017.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following total return swap agreements were outstanding at December 31, 2017:

Underlying Security	Counterparty	Maturity Date	Notional Amount	Financing Fee[1][2]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation
Biotech Custom Index	JPMorgan Chase Bank N.A.	01/09/2018	$31,262	1-Month LIBOR less 50 bps	$910	$—	$910

(1) The Fund pays the financing fee multiplied by the notional amount each month.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, the Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

SMALL CAP FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

The following table represents security positions within the total return basket swap as of December 31, 2017:

Reference Entity	Shares	Notional Amount	Unrealized Appreciation
Nektar Therapeutics	1	$2,264	$66
Exact Sciences Corp.	1	2,040	59
Aerie Pharmaceuticals, Inc.	1	1,909	56
Sage Therapeutics, Inc.	—*	1,791	52
Exelixis, Inc.	2	1,619	47
PRA Health Sciences, Inc.	—*	1,482	43
Myriad Genetics, Inc.	1	1,256	37
Bluebird Bio, Inc.	—*	1,158	34
Halozyme Therapeutics, Inc.	1	966	28
Ligand Pharmaceuticals, Inc.	—*	959	28
Sarepta Therapeutics, Inc.	—*	913	27
INC Research Holdings, Inc.	1	908	26
Amicus Therapeutics, Inc.	2	895	26
Clovis Oncology, Inc.	—*	875	25
TESARO, Inc.	—*	815	24
Ultragenyx Pharmaceutical, Inc.	—*	614	18
Array BioPharma, Inc.	1	600	17
Prothena Corp. plc	—*	492	14
Avexis, Inc.	—*	489	14
Global Blood Therapeutics, Inc.	—*	480	14
Acceleron Pharma, Inc.	—*	453	13
ImmunoGen, Inc.	2	438	13
Spark Therapeutics, Inc.	—*	436	13
Portola Pharmaceuticals, Inc.	—*	423	12
Dynavax Technologies Corp.	1	420	12
Repligen Corp.	—*	390	11
Dermira, Inc.	—*	375	11
Heron Therapeutics, Inc.	—*	297	9
Vanda Pharmaceuticals, Inc.	1	295	9
ANI Pharmaceuticals, Inc.	—*	294	8
Ironwood Pharmaceuticals, Inc.	1	277	8
ZIOPHARM Oncology, Inc.	2	243	7
Progenics Pharmaceuticals, Inc.	1	241	7
Lexicon Pharmaceuticals, Inc.	1	238	7
Acorda Therapeutics, Inc.	—*	236	7
Alder Biopharmaceuticals, Inc.	1	$230	$ 7
Keryx Biopharmaceuticals, Inc.	1	225	7
Agios Pharmaceuticals, Inc.	—*	206	6
Eagle Pharmaceuticals, Inc.	—*	202	6
Juno Therapeutics, Inc.	—*	193	6
Seres Therapeutics, Inc.	1	192	6
Ionis Pharmaceuticals, Inc.	—*	183	5
Synergy Pharmaceuticals, Inc.	2	171	5
Amarin Corp. plc	1	171	5
ACADIA Pharmaceuticals, Inc.	—*	162	5
Inovio Pharmaceuticals, Inc.	1	159	5
Retrophin, Inc.	—*	156	4
China Biologic Products Holdings, Inc.	—*	137	4
PTC Therapeutics, Inc.	—*	131	4
Five Prime Therapeutics, Inc.	—*	123	4
Novavax, Inc.	3	123	4
Coherus Biosciences, Inc.	—*	120	3
Pacific Biosciences of California, Inc.	1	118	3
AMAG Pharmaceuticals, Inc.	—*	99	3
Celldex Therapeutics, Inc.	1	74	2
Minerva Neurosciences, Inc.	—*	70	2
Radius Health, Inc.	—*	67	2
Achillion Pharmaceuticals, Inc.	1	64	2
Merrimack Pharmaceuticals, Inc.	—*	58	2
Intrexon Corp.	—*	52	1
Advaxis, Inc.	—*	47	1
Intercept Pharmaceuticals, Inc.	—*	47	1
XBiotech, Inc.	—*	41	1
Ophthotech Corp.	—*	39	1
Sophiris Bio, Inc.	—*	21	1
AquaBounty Technologies, Inc.	—*	—*	—*
			$910

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$896,773	$ —	$—
Short-Term Securities	—	35,582	—
Total	$896,773	$35,582	$—
Total Return Swaps	$ —	$ 910	$—

During the period ended December 31, 2017, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

VANGUARD FUND

Asset Allocation

Stocks	99.6%
Information Technology	47.5%
Industrials	14.4%
Consumer Discretionary	13.1%
Financials	10.5%
Health Care	9.9%
Energy	1.9%
Consumer Staples	1.4%
Real Estate	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.4%

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	341/638	54
3 Year	286/564	51
5 Year	218/524	42
10 Year	289/377	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Facebook, Inc., Class A	Information Technology	Internet Software & Services
CME Group, Inc.	Financials	Financial Exchanges & Data
Caterpillar, Inc.	Industrials	Construction Machinery & Heavy Trucks

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

VANGUARD FUND *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 1.9%		
Ferrari N.V.	303	$ 31,767
Cable & Satellite – 1.7%		
Comcast Corp., Class A	727	29,104
Home Improvement Retail – 4.9%		
Home Depot, Inc. (The)	442	83,734
Internet & Direct Marketing Retail – 4.6%		
Amazon.com, Inc. (A)	59	68,736
priceline.com, Inc. (A)	6	10,948
		79,684
Total Consumer Discretionary – 13.1%		224,289
Consumer Staples		
Tobacco – 1.4%		
Philip Morris International, Inc.	224	23,623
Total Consumer Staples – 1.4%		23,623
Energy		
Oil & Gas Equipment & Services – 1.9%		
Halliburton Co.	655	32,017
Total Energy – 1.9%		32,017
Financials		
Financial Exchanges & Data – 5.9%		
CME Group, Inc.	449	65,620
S&P Global, Inc.	210	35,590
		101,210
Investment Banking & Brokerage – 3.4%		
Charles Schwab Corp. (The)	1,118	57,431
Other Diversified Financial Services – 1.2%		
Citigroup, Inc.	281	20,924
Total Financials – 10.5%		179,565
Health Care		
Biotechnology – 0.9%		
Alexion Pharmaceuticals, Inc. (A)	94	11,253
Vertex Pharmaceuticals, Inc. (A)	30	4,541
		15,794
Health Care Equipment – 3.2%		
Danaher Corp.	282	26,175
Edwards Lifesciences Corp. (A)	15	1,649
Intuitive Surgical, Inc. (A)	76	27,553
		55,377
Managed Health Care – 2.0%		
UnitedHealth Group, Inc.	152	33,532
Pharmaceuticals – 3.8%		
Bristol-Myers Squibb Co.	135	8,297

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals (Continued)		
Celgene Corp. (A)	217	$ 22,620
Zoetis, Inc.	471	33,931
		64,848
Total Health Care – 9.9%		169,551
Industrials		
Aerospace & Defense – 4.3%		
Lockheed Martin Corp.	141	45,300
Northrop Grumman Corp.	91	27,776
		73,076
Construction Machinery & Heavy Trucks – 3.7%		
Caterpillar, Inc.	403	63,521
Electrical Components & Equipment – 0.5%		
Rockwell Automation, Inc.	45	8,757
Industrial Machinery – 3.1%		
Parker Hannifin Corp.	56	11,216
Stanley Black & Decker, Inc.	244	41,320
		52,536
Railroads – 1.5%		
Union Pacific Corp.	197	26,377
Trucking – 1.3%		
J.B. Hunt Transport Services, Inc.	200	23,030
Total Industrials – 14.4%		247,297
Information Technology		
Application Software – 6.8%		
Adobe Systems, Inc. (A)	327	57,268
salesforce.com, Inc. (A)	574	58,670
		115,938
Data Processing & Outsourced Services – 13.8%		
FleetCor Technologies, Inc. (A)	73	14,105
MasterCard, Inc., Class A	466	70,579
PayPal, Inc. (A)	1,102	81,100
Visa, Inc., Class A	625	71,297
		237,081
Home Entertainment Software – 2.1%		
Electronic Arts, Inc. (A)	334	35,059
Internet Software & Services – 9.3%		
Alphabet, Inc., Class A (A)	47	49,931
Alphabet, Inc., Class C (A)	39	41,058
Facebook, Inc., Class A (A)	388	68,413
		159,402
Semiconductor Equipment – 3.9%		
Applied Materials, Inc.	392	20,049
Lam Research Corp.	258	47,417
		67,466

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 1.9%		
Microchip Technology, Inc.	377	$ 33,094
Systems Software – 5.0%		
Microsoft Corp.	997	85,284
Technology Hardware, Storage & Peripherals – 4.7%		
Apple, Inc.	473	80,047
Total Information Technology – 47.5%		813,371
Real Estate		
Specialized REITs – 0.9%		
American Tower Corp., Class A	111	15,779
Total Real Estate – 0.9%		15,779
TOTAL COMMON STOCKS – 99.6%		$1,705,492
(Cost: $985,368)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.3%		
Kroger Co. (The), 1.770%, 1-2-18	$3,000	2,999
Sonoco Products Co., 1.700%, 1-2-18	2,375	2,375
		5,374
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.740%, 1-5-18 (C)	2,145	2,145
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 7,519
(Cost: $7,520)		
TOTAL INVESTMENT SECURITIES – 100.0%		$ 1,713,011
(Cost: $992,888)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(480)
NET ASSETS – 100.0%		$ 1,712,531

34 SEMIANNUAL REPORT 2017

SCHEDULE OF INVESTMENTS VANGUARD FUND *(in thousands)*

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2017.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,705,492	$ —	$—
Short-Term Securities	—	7,519	—
Total	$1,705,492	$7,519	$—

During the period ended December 31, 2017, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

REIT = Real Estate Investment Trust
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

WILSHIRE GLOBAL ALLOCATION FUND

Wilshire Global Allocation Fund – Asset Allocation

Ivy International Core Equity Fund, Class N	20.2%
Ivy Government Securities Fund, Class N	9.2%
Ivy Emerging Markets Equity Fund, Class N	7.9%
Ivy Advantus Bond Fund, Class N	7.8%
Ivy Value Fund, Class N	6.2%
Ivy IG International Small Cap Fund, Class N	5.6%
Ivy Large Cap Growth Fund, Class N	5.5%
Ivy Pictet Targeted Return Bond Fund, Class N	4.9%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	4.1%
Ivy European Opportunities Fund, Class N	4.0%
Ivy Core Equity Fund, Class N	3.5%
Ivy Bond Fund, Class N	3.4%
Ivy Apollo Strategic Income Fund, Class N	3.4%
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	3.0%
Ivy PineBridge High Yield Fund, Class N	2.0%
Ivy Mid Cap Growth Fund, Class N	2.0%
Ivy Mid Cap Income Opportunities Fund, Class N	2.0%
Ivy LaSalle Global Real Estate Fund, Class I	1.5%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.0%
Ivy Small Cap Growth Fund, Class N	1.0%
Ivy Small Cap Core Fund, Class N	1.0%
Stocks	0.1%
Consumer Discretionary	0.1%
Bonds	0.2%
Corporate Debt Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Lipper Rankings

Category: Lipper Flexible Portfolio Funds	Rank	Percentile
1 Year	140/628	23
3 Year	440/484	91
5 Year	290/368	79
10 Year	143/170	84

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS Wilshire Global Allocation Fund *(in thousands)*

DECEMBER 31, 2017 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)(B)	—* $	—
Leisure Products – 0.1%		
Media Group Holdings LLC, Series H (A)(B)(C)(D)(E)	73	300
Media Group Holdings LLC, Series T (A)(B)(C)(D)(E)	9	1,719
		2,019
Total Consumer Discretionary – 0.1%		2,019
TOTAL COMMON STOCKS – 0.1%		$ 2,019

(Cost: $70,034)

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Advantus Bond Fund, Class N	12,337	132,865
Ivy Apollo Strategic Income Fund, Class N	5,753	58,159
Ivy Bond Fund, Class N	9,305	58,062
Ivy Core Equity Fund, Class N	3,640	59,409
Ivy Emerging Markets Equity Fund, Class N	6,125	133,830
Ivy European Opportunities Fund, Class N	2,040	67,466
Ivy Government Securities Fund, Class N	29,059	156,627
Ivy IG International Small Cap Fund, Class N	7,421	94,692
Ivy International Core Equity Fund, Class N	16,747	341,472
Ivy Large Cap Growth Fund, Class N	4,033	92,508
Ivy LaSalle Global Real Estate Fund, Class I	2,318	25,104
Ivy Mid Cap Growth Fund, Class N	1,391	34,534

AFFILIATED MUTUAL FUNDS (Continued)	Shares	Value
Ivy Mid Cap Income Opportunities Fund, Class N	2,496	$ 34,242
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	5,469	51,030
Ivy Pictet Targeted Return Bond Fund, Class N	8,197	82,463
Ivy PineBridge High Yield Fund, Class N	3,335	33,316
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1,617	16,623
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	6,110	69,832
Ivy Small Cap Core Fund, Class N	830	17,164
Ivy Small Cap Growth Fund, Class N	748	17,507
Ivy Value Fund, Class N	4,383	104,892
TOTAL AFFILIATED MUTUAL FUNDS – 99.2%		$1,681,797

(Cost: $1,596,758)

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Leisure Facilities – 0.2%		
Circuit of the Americas LLC, Series D, 0.000%, 12–31–20 (B)(F)	$7,285	3,190
Total Consumer Discretionary – 0.2%		3,190
TOTAL CORPORATE DEBT SECURITIES – 0.2%		$ 3,190

(Cost: $5,809)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 0.4%		
Archer Daniels Midland Co., 1.720%, 1–10–18	$3,000	$ 2,998
Corporacion Andina de Fomento, 1.740%, 1–2–18	1,828	1,828
DTE Gas Co., 2.000%, 1–11–18	2,000	1,999
		6,825
Master Note – 0.2%		
Toyota Motor Credit Corp. (1–Month U.S. LIBOR plus 15 bps), 1.740%, 1–5–18 (H)	2,811	2,811
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 9,636

(Cost: $9,637)

TOTAL INVESTMENT SECURITIES –100.1%	$1,696,642

(Cost: $1,682,238)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%	(1,308)
NET ASSETS – 100.0%	$1,695,334

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)Restricted securities. At December 31, 2017, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	73	$50,896	$ 300
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	9	19,137	1,719
			$70,033	$2,019

The total value of these securities represented 0.1% of net assets at December 31, 2017.

(D)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

2017 SEMIANNUAL REPORT 37

DECEMBER 31, 2017 (UNAUDITED)

(E) Securities whose value was determined using significant unobservable inputs.

(F) Zero coupon bond.

(G) Rate shown is the yield to maturity at December 31, 2017.

(H) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2017. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2017. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$2,019
Affiliated Mutual Funds	1,681,797	—	—
Corporate Debt Securities	—	3,190	—
Short-Term Securities	—	9,636	—
Total	$1,681,797	$12,826	$2,019

During the period ended December 31, 2017, there were no transfers between any levels.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Accumulative Fund	Continental Income Fund	Global Growth Fund	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Vanguard Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 1,392,785	$ 1,371,686	$ 553,105	$1,693,553	$ 3,457,241	$932,355	$ 1,713,011
Investments in affiliated securities at value+	—	—	—	—	168,928	—	—
Investments at Value	1,392,785	1,371,686	553,105	1,693,553	3,626,169	932,355	1,713,011
Cash	6	112	1	—	1	1	1
Cash denominated in foreign currencies at value+	—	—	1,877	—	—	—	—
Investment securities sold receivable	123	—	2,754	4,139	—	—	—
Dividends and interest receivable	1,516	3,994	890	1,548	2,769	106	2,074
Capital shares sold receivable	1,159	389	115	426	1,052	486	911
Receivable from affiliates	40	92	35	38	—	1	34
Swap agreements, at value	—	—	—	—	—	910	—
Variation margin receivable	78	—	—	—	—	—	—
Prepaid and other assets	79	79	53	63	93	53	94
Total Assets	1,395,786	1,376,352	558,830	1,699,767	3,630,084	933,912	1,716,125
LIABILITIES							
Investment securities purchased payable	4,622	—	2,549	—	460	—	—
Capital shares redeemed payable	4,164	3,182	1,053	3,258	8,226	1,366	2,687
Independent Trustees and Chief Compliance Officer fees payable	494	290	217	349	667	198	446
Overdraft due to custodian	—	—	—	—*	—	—	—
Distribution and service fees payable	22	18	8	24	62	14	25
Shareholder servicing payable	213	257	124	344	573	211	285
Investment management fee payable	78	77	39	117	242	65	95
Accounting services fee payable	22	22	13	22	22	18	22
Written options at value+	103	—	—	293	—	—	—
Other liabilities	32	34	38	37	58	26	34
Total Liabilities	9,750	3,880	4,041	4,444	10,310	1,898	3,594
Total Net Assets	$1,386,036	$1,372,472	$554,789	$1,695,323	$ 3,619,774	$ 932,014	$1,712,531
NET ASSETS							
Capital paid in (shares authorized − unlimited)	$ 1,116,992	$ 1,187,741	$ 416,466	$ 1,142,148	$ 1,685,777	$609,442	$ 956,573
Distributions in excess of net investment income	(515)	(535)	(728)	(5,808)	(19,690)	(6,552)	(491)
Accumulated net realized gain (loss)	9,209	(39,532)	979	20,969	47,351	26,208	36,326
Net unrealized appreciation	260,350	224,798	138,072	538,014	1,906,336	302,916	720,123
Total Net Assets	$1,386,036	$1,372,472	$554,789	$1,695,323	$ 3,619,774	$ 932,014	$1,712,531
CAPITAL SHARES OUTSTANDING:							
Class A	114,020	83,066	28,900	100,283	175,218	38,915	107,228
Class B	228	274	37	524	820	278	342
Class C	629	1,451	115	1,145	1,858	656	989
Class Y	25,097	57,564	14,115	43,321	37,407	14,536	43,549
NET ASSET VALUE PER SHARE:							
Class A	$9.90	$9.64	$12.83	$11.27	$16.48	$16.51	$11.05
Class B	$8.25	$9.49	$11.04	$7.36	$10.87	$11.05	$7.46
Class C	$8.46	$9.58	$11.68	$7.76	$11.13	$12.18	$7.75
Class Y	$9.96	$9.65	$12.92	$12.76	$18.79	$19.17	$11.89
+COST							
Investments in unaffiliated securities at cost	$ 1,132,418	$ 1,146,888	$ 415,074	$ 1,155,447	$ 1,631,529	$630,366	$ 992,888
Investments in affiliated securities at cost	—	—	—	—	88,304	—	—
Cash denominated in foreign currencies at cost	—	—	1,843	—	—	—	—
Written options premiums received at cost	142	—	—	200	—	—	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2017 (UNAUDITED)

(In thousands, except per share amounts)	Wilshire Global Allocation Fund[1]
ASSETS	
Investments in unaffiliated securities at value+	$ 9,636
Investments in affiliated securities at value+	1,687,006
Investments at Value	1,696,642
Cash	87
Investment securities sold receivable	1,228
Dividends and interest receivable	899
Capital shares sold receivable	525
Receivable from affiliates	725
Prepaid and other assets	69
Total Assets	1,700,175
LIABILITIES	
Investment securities purchased payable	660
Capital shares redeemed payable	3,408
Independent Trustees and Chief Compliance Officer fees payable	408
Distribution and service fees payable	25
Shareholder servicing payable	198
Investment management fee payable	3
Accounting services fee payable	15
Other liabilities	124
Total Liabilities	4,841
Total Net Assets	$1,695,334
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$1,623,398
Distributions in excess of net investment income	(242)
Accumulated net realized gain	57,744
Net unrealized appreciation	14,434
Total Net Assets	$1,695,334
CAPITAL SHARES OUTSTANDING:	
Class A	123,698
Class B	1,088
Class C	3,159
Class Y	69,925
NET ASSET VALUE PER SHARE:	
Class A	$8.54
Class B	$8.06
Class C	$8.14
Class Y	$8.64
+COST	
Investments in unaffiliated securities at cost	$ 9,637
Investments in affiliated securities at cost	1,672,601

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 (UNAUDITED)

(In thousands)	Accumulative Fund	Continental Income Fund	Global Growth Fund	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Vanguard Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 10,854	$ 10,847	$ 3,293	$ 7,233	$ 9,705	$ 1,695	$ 8,876
Foreign dividend withholding tax	(5)	(111)	(113)	—	—	—	—
Interest and amortization from unaffiliated securities	221	7,749	83	123	783	260	112
Interest and amortization from affiliated securities	—	—	—	—	557	—	—
Total Investment Income	11,070	18,485	3,263	7,356	11,045	1,955	8,988
EXPENSES							
Investment management fee	4,828	4,871	2,491	7,125	15,138	3,902	5,832
Distribution and service fees:							
Class A	1,417	1,028	458	1,382	3,621	789	1,461
Class B	10	14	2	20	48	16	14
Class C	28	71	6	45	105	40	38
Shareholder servicing:							
Class A	657	685	353	1,058	1,755	689	780
Class B	7	10	3	14	26	13	9
Class C	9	21	4	19	33	15	14
Class Y	245	537	206	551	648	237	476
Registration fees	39	43	36	46	56	42	52
Custodian fees	14	12	22	15	17	12	14
Independent Trustees and Chief Compliance Officer fees	87	68	38	80	161	43	87
Accounting services fee	130	130	81	130	130	111	130
Professional fees	30	30	27	31	47	28	31
Other	58	56	46	73	117	49	59
Total Expenses	7,559	7,576	3,773	10,589	21,902	5,986	8,997
Less:							
Expenses in excess of limit	(131)	(92)	(35)	(38)	—	(1)	(34)
Total Net Expenses	7,428	7,484	3,738	10,551	21,902	5,985	8,963
Net Investment Income (Loss)	3,642	11,001	(475)	(3,195)	(10,857)	(4,030)	25
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	33,756	(36,766)	24,377	84,475	196,078	48,246	78,093
Investments in affiliated securities	—	—	—	—	(37,545)	—	—
Futures contracts	(1,768)	—	—	—	—	—	—
Written options	852	—	—	1,000	1,549	217	—
Swap agreements	—	—	86	—	—	5,651	—
Foreign currency exchange transactions	—	—	(52)	5	(63)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	37,496	97,730	35,650	116,933	263,094	33,065	147,854
Investments in affiliated securities	—	—	—	—	63,581	—	—
Futures contracts	(124)	—	—	—	—	—	—
Written options	178	—	—	(93)	(644)	—	—
Swap agreements	—	—	—	—	—	(1,431)	—
Foreign currency exchange transactions	—	—	45	1	—	—	—
Net Realized and Unrealized Gain	70,390	60,964	60,106	202,321	486,050	85,748	225,947
Net Increase in Net Assets Resulting from Operations	$74,032	$ 71,965	$59,631	$199,126	$ 475,193	$ 81,718	$225,972

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2017 (UNAUDITED)

(In thousands)	Wilshire Global Allocation Fund[1]
INVESTMENT INCOME	
Dividends from affiliated securities	$ 19,862
Interest and amortization from unaffiliated securities	319
Total Investment Income	20,181
EXPENSES	
Investment management fee	474
Distribution and service fees:	
Class A	1,348
Class B	48
Class C	132
Shareholder servicing:	
Class A	416
Class B	13
Class C	10
Class Y	102
Registration fees	42
Custodian fees	—*
Independent Trustees and Chief Compliance Officer fees	88
Accounting services fee	83
Professional fees	1,419
Other	217
Total Expenses	4,392
Less:	
Expenses in excess of limit	(725)
Total Net Expenses	3,667
Net Investment Income	16,514
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	8,102
Investments in affiliated securities	24,514
Distributions of realized capital gains from affiliated securities	10,075
Foreign currency exchange transactions	3
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	(5,519)
Investments in affiliated securities	63,338
Foreign currency exchange transactions	10
Net Realized and Unrealized Gain	100,523
Net Increase in Net Assets Resulting from Operations	$ 117,037

* Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund		Continental Income Fund		Global Growth Fund	
	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,642	$ 6,510	$ 11,001	$ 23,145	$ (475)	$ 1,464
Net realized gain (loss) on investments	32,840	97,907	(36,766)	92,433	24,411	37,398
Net change in unrealized appreciation	37,550	83,031	97,730	4,268	35,695	51,580
Net Increase in Net Assets Resulting from Operations	74,032	187,448	71,965	119,846	59,631	90,442
Distributions to Shareholders From:						
Net investment income:						
Class A	(5,022)	(3,942)	(11,906)	(11,619)	(621)	—
Class B	—	—	(20)	(10)	—	—
Class C	—	—	(145)	(57)	—	—
Class Y	(1,600)	(1,279)	(9,067)	(9,949)	(826)	—
Net realized gains:						
Class A	(74,550)	(46,954)	(34,397)	(20,393)	(31,311)	—
Class B	(140)	(130)	(114)	(86)	(37)	—
Class C	(395)	(258)	(607)	(358)	(118)	—
Class Y	(16,450)	(11,787)	(23,996)	(15,172)	(15,537)	—
Total Distributions to Shareholders	(98,157)	(64,350)	(80,252)	(57,644)	(48,450)	—
Capital Share Transactions	(15,869)	(111,185)	(74,536)	(141,141)	(69,881)	(88,960)
Net Increase (Decrease) in Net Assets	(39,994)	11,913	(82,823)	(78,939)	(58,700)	1,482
Net Assets, Beginning of Period	1,426,030	1,414,117	1,455,295	1,534,234	613,489	612,007
Net Assets, End of Period	$1,386,036	$1,426,030	$1,372,472	$1,455,295	$554,789	$613,489
Undistributed (distributions in excess of) net investment income	$ (515)	$ 2,465	$ (535)	$ 9,602	$ (728)	$ 1,246

See Accompanying Notes to Financial Statements.

(In thousands)	New Concepts Fund		Science and Technology Fund		Small Cap Fund	
	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment loss	$ (3,195)	$ (6,156)	$ (10,857)	$ (17,615)	$ (4,030)	$ (6,785)
Net realized gain on investments	85,480	68,884	160,019	224,772	54,114	113,713
Net change in unrealized appreciation	116,841	199,175	326,031	637,886	31,634	78,843
Net Increase in Net Assets Resulting from Operations	199,126	261,903	475,193	845,043	81,718	185,771
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Net realized gains:						
Class A	(63,153)	(34,627)	(247,805)	—	(80,903)	(29,063)
Class B	(314)	(239)	(1,065)	—	(527)	(289)
Class C	(694)	(397)	(2,434)	—	(1,274)	(470)
Class Y	(29,032)	(17,718)	(54,445)	—	(32,106)	(11,025)
Total Distributions to Shareholders	(93,193)	(52,981)	(305,749)	—	(114,810)	(40,847)
Capital Share Transactions	(88,995)	(150,975)	(44,564)	(377,185)	50,428	(32,641)
Net Increase in Net Assets	16,938	57,947	124,880	467,858	17,336	112,283
Net Assets, Beginning of Period	1,678,385	1,620,438	3,494,894	3,027,036	914,678	802,395
Net Assets, End of Period	$1,695,323	$1,678,385	$ 3,619,774	$3,494,894	$932,014	$ 914,678
Distributions in excess of net investment income	$ (5,808)	$ (2,618)	$ (19,690)	$ (8,770)	$ (6,552)	$ (2,522)

See Accompanying Notes to Financial Statements.

(In thousands)	Vanguard Fund		Wilshire Global Allocation Fund[1]	
	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17	Six months ended 12-31-17 (Unaudited)	Year ended 6-30-17
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 25	$ 1,387	$ 16,514	$ 4,912
Net realized gain on investments	78,093	101,519	42,694	186,288
Net change in unrealized appreciation (depreciation)	147,854	178,212	57,829	(42,739)
Net Increase in Net Assets Resulting from Operations	225,972	281,118	117,037	148,461
Distributions to Shareholders From:				
Net investment income:				
Class A	(527)	—	(18,577)	—
Class B	—	—	(49)	—
Class C	—	—	(204)	—
Class Y	(876)	—	(13,170)	—
Net realized gains:				
Class A	(72,693)	(66,766)	(55,290)	—
Class B	(225)	(282)	(490)	—
Class C	(654)	(551)	(1,422)	—
Class Y	(29,521)	(29,386)	(31,179)	—
Total Distributions to Shareholders	(104,496)	(96,985)	(120,381)	—
Capital Share Transactions	(57,329)	(46,617)	(47,553)	(628,337)
Net Increase (Decrease) in Net Assets	64,147	137,516	(50,897)	(479,876)
Net Assets, Beginning of Period	1,648,384	1,510,868	1,746,231	2,226,107
Net Assets, End of Period	$ 1,712,531	$1,648,384	$1,695,334	$ 1,746,231
Undistributed (distributions in excess of) net investment income	$ (491)	$ 887	$ (242)	$ 15,241

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements.)

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$10.09	$ 0.03	$ 0.53	$ 0.56	$(0.05)	$(0.70)	$(0.75)
Year ended 6-30-2017	9.27	0.04	1.22	1.26	(0.03)	(0.41)	(0.44)
Year ended 6-30-2016	11.19	0.06	(0.48)	(0.42)	(0.07)	(1.43)	(1.50)
Year ended 6-30-2015	11.74	0.04	1.24	1.28	(0.02)	(1.81)	(1.83)
Year ended 6-30-2014	9.18	0.02	2.57	2.59	(0.03)	—*	(0.03)
Year ended 6-30-2013	7.87	0.07	1.29	1.36	(0.05)	—	(0.05)
Class B Shares[5]							
Six-month period ended							
12-31-2017 (unaudited)	8.49	(0.03)	0.45	0.42	—	(0.66)	(0.66)
Year ended 6-30-2017	7.91	(0.06)	1.03	0.97	—	(0.39)	(0.39)
Year ended 6-30-2016	9.75	(0.05)	(0.42)	(0.47)	—	(1.37)	(1.37)
Year ended 6-30-2015	10.41	(0.09)	1.09	1.00	—	(1.66)	(1.66)
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Year ended 6-30-2013	7.10	(0.04)	1.16	1.12	—*	—	—*
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	8.70	(0.02)	0.45	0.43	—	(0.67)	(0.67)
Year ended 6-30-2017	8.08	(0.05)	1.06	1.01	—	(0.39)	(0.39)
Year ended 6-30-2016	9.93	(0.03)	(0.43)	(0.46)	—	(1.39)	(1.39)
Year ended 6-30-2015	10.59	(0.06)	1.10	1.04	—	(1.70)	(1.70)
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Year ended 6-30-2013	7.19	(0.02)	1.18	1.16	(0.01)	—	(0.01)
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	10.16	0.03	0.54	0.57	(0.07)	(0.70)	(0.77)
Year ended 6-30-2017	9.32	0.06	1.23	1.29	(0.04)	(0.41)	(0.45)
Year ended 6-30-2016	11.26	0.06	(0.46)	(0.40)	(0.11)	(1.43)	(1.54)
Year ended 6-30-2015	11.80	0.06	1.26	1.32	(0.05)	(1.81)	(1.86)
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Year ended 6-30-2013	7.90	0.09	1.30	1.39	(0.06)	—	(0.06)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Expense ratio based on the period excluding reorganization expenses was 2.29%.

(7)Expense ratio based on the period excluding reorganization expenses was 0.87%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$ 9.90	5.58%	$1,129	1.08%[4]	0.49%[4]	1.10%[4]	0.47%[4]	44%
Year ended 6-30-2017	10.09	14.02	1,148	1.09	0.42	1.11	0.40	102
Year ended 6-30-2016	9.27	-3.99	1,125	1.07	0.59	1.12	0.54	102
Year ended 6-30-2015	11.19	12.19	1,447	1.06	0.32	1.11	0.27	113
Year ended 6-30-2014	11.74	28.26	1,329	1.10	0.19	1.15	0.14	104
Year ended 6-30-2013	9.18	17.31	1,125	1.15	0.79	1.20	0.74	87
Class B Shares[5]								
Six-month period ended								
12-31-2017 (unaudited)	8.25	5.01	2	2.35[4][6]	-0.78[4]	2.50[4]	-0.93[4]	44
Year ended 6-30-2017	8.49	12.62	2	2.29	-0.78	2.41	-0.90	102
Year ended 6-30-2016	7.91	-5.17	3	2.28	-0.62	2.31	-0.65	102
Year ended 6-30-2015	9.75	10.88	4	2.26	-0.89	2.29	-0.92	113
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Year ended 6-30-2013	8.22	15.79	6	2.47	-0.53	2.51	-0.57	87
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	8.46	4.99	5	2.07[4]	-0.50[4]	—	—	44
Year ended 6-30-2017	8.70	12.96	5	2.06	-0.55	2.09	-0.58	102
Year ended 6-30-2016	8.08	-4.97	6	2.04	-0.38	2.07	-0.41	102
Year ended 6-30-2015	9.93	11.07	6	2.02	-0.64	2.05	-0.67	113
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Year ended 6-30-2013	8.34	16.16	5	2.18	-0.24	2.21	-0.27	87
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	9.96	5.65	250	0.90[4][7]	0.67[4]	0.92[4]	0.65[4]	44
Year ended 6-30-2017	10.16	14.28	271	0.87	0.64	0.91	0.60	102
Year ended 6-30-2016	9.32	-3.81	280	0.83	0.75	0.86	0.72	102
Year ended 6-30-2015	11.26	12.48	5	0.84	0.56	0.87	0.53	113
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Year ended 6-30-2013	9.23	17.65	3	0.86	1.09	0.90	1.05	87

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$ 9.72	$ 0.07	$ 0.43	$ 0.50	$ (0.15)	$(0.43)	$(0.58)
Year ended 6-30-2017	9.33	0.14	0.61	0.75	(0.13)	(0.23)	(0.36)
Year ended 6-30-2016	10.44	0.13	(0.36)	(0.23)	(0.11)	(0.77)	(0.88)
Year ended 6-30-2015	10.55	0.09	0.28	0.37	(0.07)	(0.41)	(0.48)
Year ended 6-30-2014	9.33	0.08	1.69	1.77	(0.07)	(0.48)	(0.55)
Year ended 6-30-2013	8.70	0.11	1.04	1.15	(0.11)	(0.41)	(0.52)
Class B Shares[5]							
Six-month period ended							
12-31-2017 (unaudited)	9.56	0.01	0.42	0.43	(0.07)	(0.43)	(0.50)
Year ended 6-30-2017	9.19	0.03	0.60	0.63	(0.03)	(0.23)	(0.26)
Year ended 6-30-2016	10.30	0.02	(0.36)	(0.34)	(0.02)	(0.75)	(0.77)
Year ended 6-30-2015	10.46	(0.02)	0.27	0.25	—	(0.41)	(0.41)
Year ended 6-30-2014	9.27	(0.03)	1.69	1.66	—	(0.47)	(0.47)
Year ended 6-30-2013	8.67	0.01	1.02	1.03	(0.03)	(0.40)	(0.43)
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	9.66	0.03	0.42	0.45	(0.10)	(0.43)	(0.53)
Year ended 6-30-2017	9.26	0.05	0.61	0.66	(0.03)	(0.23)	(0.26)
Year ended 6-30-2016	10.38	0.04	(0.36)	(0.32)	(0.03)	(0.77)	(0.80)
Year ended 6-30-2015	10.51	0.00	0.28	0.28	—	(0.41)	(0.41)
Year ended 6-30-2014	9.30	(0.01)	1.70	1.69	—	(0.48)	(0.48)
Year ended 6-30-2013	8.68	0.03	1.04	1.07	(0.04)	(0.41)	(0.45)
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	9.72	0.08	0.44	0.52	(0.16)	(0.43)	(0.59)
Year ended 6-30-2017	9.33	0.16	0.61	0.77	(0.15)	(0.23)	(0.38)
Year ended 6-30-2016	10.45	0.06	(0.27)	(0.21)	(0.14)	(0.77)	(0.91)
Year ended 6-30-2015	10.56	0.12	0.28	0.40	(0.10)	(0.41)	(0.51)
Year ended 6-30-2014	9.33	0.10	1.71	1.81	(0.10)	(0.48)	(0.58)
Year ended 6-30-2013	8.70	0.13	1.04	1.17	(0.13)	(0.41)	(0.54)

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Expense ratio based on the period excluding reorganization expenses was 1.12%.

(7)Expense ratio based on the period excluding reorganization expenses was 2.29%.

(8)Expense ratio based on the period excluding reorganization expenses was 2.01%.

(9)Expense ratio based on the period excluding reorganization expenses was 0.88%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$ 9.64	5.22%	$ 800	1.14%[4][6]	1.46%[4]	1.15%[4]	1.45%[4]	19%
Year ended 6-30-2017	9.72	8.17	841	1.12	1.45	1.14	1.43	52
Year ended 6-30-2016	9.33	-2.29	879	1.15	1.30	1.16	1.29	51
Year ended 6-30-2015	10.44	3.62	1,502	1.14	0.87	1.15	0.86	38
Year ended 6-30-2014	10.55	19.49	1,302	1.16	0.75	1.18	0.73	34
Year ended 6-30-2013	9.33	13.72	840	1.18	1.19	1.20	1.17	49
Class B Shares[5]								
Six-month period ended								
12-31-2017 (unaudited)	9.49	4.62	3	2.34[4][7]	0.26[4]	2.43[4]	0.17[4]	19
Year ended 6-30-2017	9.56	6.88	3	2.29	0.27	2.36	0.20	52
Year ended 6-30-2016	9.19	-3.46	4	2.26	0.19	2.27	0.18	51
Year ended 6-30-2015	10.30	2.49	5	2.21	-0.21	2.22	-0.22	38
Year ended 6-30-2014	10.46	18.24	5	2.27	-0.35	2.29	-0.37	34
Year ended 6-30-2013	9.27	12.50	6	2.34	0.06	2.36	0.04	49
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	9.58	4.77	14	2.02[4][8]	0.58[4]	—	—	19
Year ended 6-30-2017	9.66	7.28	14	2.00	0.56	2.02	0.54	52
Year ended 6-30-2016	9.26	-3.20	15	2.00	0.45	2.01	0.44	51
Year ended 6-30-2015	10.38	2.77	16	1.98	0.03	1.99	0.02	38
Year ended 6-30-2014	10.51	18.59	16	2.00	-0.08	2.02	-0.10	34
Year ended 6-30-2013	9.30	12.74	10	2.06	0.32	2.08	0.30	49
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	9.65	5.45	555	0.90[4][9]	1.70[4]	0.92[4]	1.68[4]	19
Year ended 6-30-2017	9.72	8.41	597	0.88	1.66	0.90	1.64	52
Year ended 6-30-2016	9.33	-2.11	636	0.84	0.94	0.85	0.93	51
Year ended 6-30-2015	10.45	3.91	5	0.86	1.13	0.87	1.12	38
Year ended 6-30-2014	10.56	19.92	7	0.88	1.04	0.90	1.02	34
Year ended 6-30-2013	9.33	14.04	6	0.89	1.49	0.91	1.47	49

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$12.53	$(0.02)	$ 1.52	$ 1.50	$(0.02)	$ (1.18)	$ (1.20)
Year ended 6-30-2017	10.84	0.01	1.68	1.69	—	—	—
Year ended 6-30-2016	12.34	(0.02)	(0.84)	(0.86)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.93	0.03	(0.13)	(0.10)	(0.05)	(0.44)	(0.49)
Year ended 6-30-2014	10.51	0.08	2.52	2.60	(0.18)	—	(0.18)
Year ended 6-30-2013	9.24	0.09	1.20	1.29	(0.02)	—	(0.02)
Class B Shares[5]							
Six-month period ended							
12-31-2017 (unaudited)	10.91	(0.11)	1.34	1.23	—	(1.10)	(1.10)
Year ended 6-30-2017	9.57	(0.15)	1.49	1.34	—	—	—
Year ended 6-30-2016	11.13	(0.18)	(0.74)	(0.92)	—	(0.64)	(0.64)
Year ended 6-30-2015	11.83	(0.14)	(0.12)	(0.26)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.60	(0.08)	2.31	2.23	—	—	—
Year ended 6-30-2013	8.54	(0.06)	1.12	1.06	—	—	—
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	11.49	(0.08)	1.39	1.31	—	(1.12)	(1.12)
Year ended 6-30-2017	10.05	(0.11)	1.55	1.44	—	—	—
Year ended 6-30-2016	11.62	(0.14)	(0.79)	(0.93)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.28	(0.09)	(0.13)	(0.22)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.97	(0.05)	2.40	2.35	(0.04)	—	(0.04)
Year ended 6-30-2013	8.84	(0.02)	1.15	1.13	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	12.65	0.00*	1.52	1.52	(0.06)	(1.19)	(1.25)
Year ended 6-30-2017	10.91	0.05	1.69	1.74	—	—	—
Year ended 6-30-2016	12.37	0.02	(0.84)	(0.82)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.95	0.08	(0.14)	(0.06)	(0.08)	(0.44)	(0.52)
Year ended 6-30-2014	10.52	0.12	2.53	2.65	(0.22)	—	(0.22)
Year ended 6-30-2013	9.26	0.13	1.21	1.34	(0.08)	—	(0.08)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Expense ratio based on the period excluding reorganization expenses was 2.86%.

(7)Expense ratio based on the period excluding reorganization expenses was 1.06%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$12.83	12.08%	$372	1.38%[4]	-0.26%[4]	—%	—%	27%
Year ended 6-30-2017	12.53	15.59	353	1.41	0.10	1.42	0.09	83
Year ended 6-30-2016	10.84	-7.24	348	1.39	-0.19	1.42	-0.22	44
Year ended 6-30-2015	12.34	-0.59	571	1.39	0.24	1.42	0.21	72
Year ended 6-30-2014	12.93	24.81	572	1.42	0.65	1.45	0.62	49
Year ended 6-30-2013	10.51	14.04	464	1.46	0.89	1.49	0.86	44
Class B Shares[5]								
Six-month period ended								
12-31-2017 (unaudited)	11.04	11.36	—*	2.95[4][6]	-1.84[4]	3.11[4]	-2.00[4]	27
Year ended 6-30-2017	10.91	14.00	—*	2.86	-1.43	2.99	-1.56	83
Year ended 6-30-2016	9.57	-8.60	1	2.85	-1.73	2.88	-1.76	44
Year ended 6-30-2015	11.13	-2.06	1	2.83	-1.27	2.86	-1.30	72
Year ended 6-30-2014	11.83	23.24	2	2.76	-0.77	2.79	-0.80	49
Year ended 6-30-2013	9.60	12.41	2	2.91	-0.63	2.94	-0.66	44
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	11.68	11.58	1	2.49[4]	-1.38[4]	—	—	27
Year ended 6-30-2017	11.49	14.33	1	2.55	-1.06	2.57	-1.08	83
Year ended 6-30-2016	10.05	-8.32	1	2.49	-1.34	2.52	-1.37	44
Year ended 6-30-2015	11.62	-1.65	2	2.42	-0.80	2.45	-0.83	72
Year ended 6-30-2014	12.28	23.59	2	2.49	-0.47	2.52	-0.50	49
Year ended 6-30-2013	9.97	12.78	2	2.52	-0.24	2.55	-0.27	44
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	12.92	12.18	182	1.09[4][7]	0.02[4]	1.12[4]	-0.01[4]	27
Year ended 6-30-2017	12.65	15.95	259	1.06	0.43	1.10	0.39	83
Year ended 6-30-2016	10.91	-6.89	262	1.03	0.15	1.06	0.12	44
Year ended 6-30-2015	12.37	-0.30	76	1.04	0.63	1.07	0.60	72
Year ended 6-30-2014	12.95	25.45	59	1.05	0.97	1.08	0.94	49
Year ended 6-30-2013	10.52	14.46	55	1.05	1.30	1.08	1.27	44

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$ 10.61	$(0.03)	$ 1.35	$ 1.32	$—	$(0.66)	$(0.66)
Year ended 6-30-2017	9.36	(0.05)	1.63	1.58	—	(0.33)	(0.33)
Year ended 6-30-2016	11.25	(0.03)	(0.81)	(0.84)	—	(1.05)	(1.05)
Year ended 6-30-2015	12.06	(0.06)	0.88	0.82	—	(1.63)	(1.63)
Year ended 6-30-2014	10.93	(0.08)	2.43	2.35	—	(1.22)	(1.22)
Year ended 6-30-2013	9.53	(0.06)	1.87	1.81	—	(0.41)	(0.41)
Class B Shares[5]							
Six-month period ended							
12-31-2017 (unaudited)	7.17	(0.06)	0.90	0.84	—	(0.65)	(0.65)
Year ended 6-30-2017	6.51	(0.11)	1.10	0.99	—	(0.33)	(0.33)
Year ended 6-30-2016	8.15	(0.10)	(0.58)	(0.68)	—	(0.96)	(0.96)
Year ended 6-30-2015	9.22	(0.14)	0.64	0.50	—	(1.57)	(1.57)
Year ended 6-30-2014	8.65	(0.17)	1.91	1.74	—	(1.17)	(1.17)
Year ended 6-30-2013	7.71	(0.15)	1.50	1.35	—	(0.41)	(0.41)
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	7.52	(0.06)	0.95	0.89	—	(0.65)	(0.65)
Year ended 6-30-2017	6.80	(0.10)	1.15	1.05	—	(0.33)	(0.33)
Year ended 6-30-2016	8.47	(0.09)	(0.61)	(0.70)	—	(0.97)	(0.97)
Year ended 6-30-2015	9.51	(0.13)	0.67	0.54	—	(1.58)	(1.58)
Year ended 6-30-2014	8.89	(0.15)	1.95	1.80	—	(1.18)	(1.18)
Year ended 6-30-2013	7.89	(0.13)	1.54	1.41	—	(0.41)	(0.41)
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	11.95	(0.01)	1.52	1.51	—	(0.70)	(0.70)
Year ended 6-30-2017	10.48	(0.02)	1.82	1.80	—	(0.33)	(0.33)
Year ended 6-30-2016	12.46	0.01	(0.90)	(0.89)	—	(1.09)	(1.09)
Year ended 6-30-2015	13.17	(0.03)	0.97	0.94	—	(1.65)	(1.65)
Year ended 6-30-2014	11.82	(0.04)	2.63	2.59	—	(1.24)	(1.24)
Year ended 6-30-2013	10.23	(0.02)	2.02	2.00	—	(0.41)	(0.41)

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Expense ratio based on the period excluding reorganization expenses was 2.53%.

(7)Expense ratio based on the period excluding reorganization expenses was 1.04%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$ 11.27	12.58%	$1,129	1.33%[4]	-0.46%[4]	—%	—%	9%
Year ended 6-30-2017	10.61	17.26	1,077	1.32	-0.47	1.35	-0.50	26
Year ended 6-30-2016	9.36	-7.25	1,015	1.37	-0.27	1.38	-0.28	40
Year ended 6-30-2015	11.25	7.51	1,816	1.34	-0.53	1.35	-0.54	33
Year ended 6-30-2014	12.06	22.44	1,764	1.36	-0.67	1.37	-0.68	51
Year ended 6-30-2013	10.93	19.55	1,476	1.41	-0.61	1.42	-0.62	38
Class B Shares[5]								
Six-month period ended								
12-31-2017 (unaudited)	7.36	11.90	4	2.58[4][6]	-1.72[4]	2.61[4]	-1.75[4]	9
Year ended 6-30-2017	7.17	15.72	4	2.53	-1.66	2.59	-1.72	26
Year ended 6-30-2016	6.51	-8.22	5	2.53	-1.43	2.54	-1.44	40
Year ended 6-30-2015	8.15	6.28	7	2.47	-1.66	2.48	-1.67	33
Year ended 6-30-2014	9.22	21.04	9	2.50	-1.80	2.51	-1.81	51
Year ended 6-30-2013	8.65	18.30	11	2.62	-1.81	2.63	-1.82	38
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	7.76	12.00	9	2.33[4]	-1.46[4]	—	—	9
Year ended 6-30-2017	7.52	15.93	9	2.32	-1.47	2.34	-1.49	26
Year ended 6-30-2016	6.80	-8.07	8	2.32	-1.23	2.33	-1.24	40
Year ended 6-30-2015	8.47	6.50	11	2.25	-1.44	2.26	-1.45	33
Year ended 6-30-2014	9.51	21.31	12	2.27	-1.58	2.28	-1.59	51
Year ended 6-30-2013	8.89	18.52	11	2.35	-1.54	2.37	-1.56	38
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	12.76	12.69	553	1.07[4][7]	-0.20[4]	1.08[4]	-0.21[4]	9
Year ended 6-30-2017	11.95	17.52	588	1.04	-0.18	1.07	-0.21	26
Year ended 6-30-2016	10.48	-6.91	592	1.02	0.14	1.03	0.13	40
Year ended 6-30-2015	12.46	7.86	89	1.01	-0.21	1.02	-0.22	33
Year ended 6-30-2014	13.17	22.82	83	1.02	-0.32	1.03	-0.33	51
Year ended 6-30-2013	11.82	20.08	80	1.02	-0.22	1.03	-0.23	38

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$15.82	$(0.05)	$ 2.24	$ 2.19	$—	$ (1.53)	$ (1.53)
Year ended 6-30-2017	12.22	(0.08)	3.68	3.60	—	—	—
Year ended 6-30-2016	15.70	(0.11)	(2.30)	(2.41)	—	(1.07)	(1.07)
Year ended 6-30-2015	16.85	(0.11)	0.42	0.31	—	(1.46)	(1.46)
Year ended 6-30-2014	13.55	(0.09)	4.75	4.66	—	(1.36)	(1.36)
Year ended 6-30-2013	10.45	(0.08)	3.41	3.33	—	(0.23)	(0.23)
Class B Shares[5]							
Six-month period ended							
12-31-2017 (unaudited)	10.90	(0.11)	1.55	1.44	—	(1.47)	(1.47)
Year ended 6-30-2017	8.52	(0.17)	2.55	2.38	—	—	—
Year ended 6-30-2016	11.42	(0.18)	(1.65)	(1.83)	—	(1.07)	(1.07)
Year ended 6-30-2015	12.78	(0.20)	0.30	0.10	—	(1.46)	(1.46)
Year ended 6-30-2014	10.65	(0.20)	3.69	3.49	—	(1.36)	(1.36)
Year ended 6-30-2013	8.36	(0.17)	2.69	2.52	—	(0.23)	(0.23)
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	11.12	(0.10)	1.59	1.49	—	(1.48)	(1.48)
Year ended 6-30-2017	8.68	(0.16)	2.60	2.44	—	—	—
Year ended 6-30-2016	11.60	(0.17)	(1.68)	(1.85)	—	(1.07)	(1.07)
Year ended 6-30-2015	12.95	(0.19)	0.30	0.11	—	(1.46)	(1.46)
Year ended 6-30-2014	10.77	(0.19)	3.73	3.54	—	(1.36)	(1.36)
Year ended 6-30-2013	8.43	(0.16)	2.73	2.57	—	(0.23)	(0.23)
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	17.84	(0.04)	2.54	2.50	—	(1.55)	(1.55)
Year ended 6-30-2017	13.75	(0.06)	4.15	4.09	—	—	—
Year ended 6-30-2016	17.48	(0.06)	(2.60)	(2.66)	—	(1.07)	(1.07)
Year ended 6-30-2015	18.55	(0.07)	0.46	0.39	—	(1.46)	(1.46)
Year ended 6-30-2014	14.76	(0.05)	5.20	5.15	—	(1.36)	(1.36)
Year ended 6-30-2013	11.33	(0.04)	3.70	3.66	—	(0.23)	(0.23)

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$16.48	13.83%	$2,887	1.21%[4]	-0.62%[4]	—%	—%	11%
Year ended 6-30-2017	15.82	29.46	2,703	1.25	-0.58	1.25	-0.58	22
Year ended 6-30-2016	12.22	-16.09	2,302	1.27	-0.78	1.28	-0.79	9
Year ended 6-30-2015	15.70	2.28	3,638	1.24	-0.67	1.24	-0.67	29
Year ended 6-30-2014	16.85	35.51	3,736	1.26	-0.58	1.26	-0.58	41
Year ended 6-30-2013	13.55	32.42	2,763	1.32	-0.67	1.33	-0.68	50
Class B Shares[5]								
Six-month period ended								
12-31-2017 (unaudited)	10.87	13.15	9	2.43[4]	-1.84[4]	—	—	11
Year ended 6-30-2017	10.90	27.93	10	2.41	-1.75	2.42	-1.76	22
Year ended 6-30-2016	8.52	-17.08	11	2.37	-1.89	2.38	-1.90	9
Year ended 6-30-2015	11.42	1.30	18	2.30	-1.73	2.30	-1.73	29
Year ended 6-30-2014	12.78	34.10	23	2.32	-1.66	2.32	-1.66	41
Year ended 6-30-2013	10.65	30.81	23	2.49	-1.84	2.50	-1.85	50
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	11.13	13.36	21	2.16[4]	-1.56[4]	—	—	11
Year ended 6-30-2017	11.12	28.11	20	2.31	-1.63	2.31	-1.63	22
Year ended 6-30-2016	8.68	-16.99	16	2.28	-1.78	2.29	-1.79	9
Year ended 6-30-2015	11.60	1.36	21	2.20	-1.62	2.20	-1.62	29
Year ended 6-30-2014	12.95	34.20	22	2.19	-1.52	2.19	-1.52	41
Year ended 6-30-2013	10.77	31.15	16	2.31	-1.66	2.32	-1.67	50
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	18.79	13.99	703	1.01[4]	-0.42[4]	—	—	11
Year ended 6-30-2017	17.84	29.74	762	1.03	-0.36	1.03	-0.36	22
Year ended 6-30-2016	13.75	-15.87	698	0.99	-0.43	1.00	-0.44	9
Year ended 6-30-2015	17.48	2.51	136	0.99	-0.41	0.99	-0.41	29
Year ended 6-30-2014	18.55	35.93	136	0.99	-0.32	0.99	-0.32	41
Year ended 6-30-2013	14.76	32.81	99	1.01	-0.35	1.02	-0.36	50

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$17.34	$(0.08)	$ 1.62	$ 1.54	$—	$(2.37)	$(2.37)
Year ended 6-30-2017	14.68	(0.14)	3.61	3.47	—	(0.81)	(0.81)
Year ended 6-30-2016	17.73	(0.12)	(0.75)	(0.87)	—	(2.18)	(2.18)
Year ended 6-30-2015	17.91	(0.13)	1.41	1.28	—	(1.46)	(1.46)
Year ended 6-30-2014	16.87	(0.19)	3.85	3.66	—	(2.62)	(2.62)
Year ended 6-30-2013	14.70	(0.15)	3.08	2.93	—	(0.76)	(0.76)
Class B Shares[5]							
Six-month period ended							
12-31-2017 (unaudited)	12.35	(0.14)	1.14	1.00	—	(2.30)	(2.30)
Year ended 6-30-2017	10.78	(0.23)	2.61	2.38	—	(0.81)	(0.81)
Year ended 6-30-2016	13.78	(0.22)	(0.60)	(0.82)	—	(2.18)	(2.18)
Year ended 6-30-2015	14.39	(0.25)	1.10	0.85	—	(1.46)	(1.46)
Year ended 6-30-2014	14.09	(0.31)	3.16	2.85	—	(2.55)	(2.55)
Year ended 6-30-2013	12.54	(0.28)	2.59	2.31	—	(0.76)	(0.76)
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	13.37	(0.13)	1.24	1.11	—	(2.30)	(2.30)
Year ended 6-30-2017	11.58	(0.22)	2.82	2.60	—	(0.81)	(0.81)
Year ended 6-30-2016	14.59	(0.19)	(0.64)	(0.83)	—	(2.18)	(2.18)
Year ended 6-30-2015	15.11	(0.23)	1.17	0.94	—	(1.46)	(1.46)
Year ended 6-30-2014	14.66	(0.28)	3.29	3.01	—	(2.56)	(2.56)
Year ended 6-30-2013	12.97	(0.24)	2.69	2.45	—	(0.76)	(0.76)
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	19.82	(0.07)	1.87	1.80	—	(2.45)	(2.45)
Year ended 6-30-2017	16.63	(0.10)	4.10	4.00	—	(0.81)	(0.81)
Year ended 6-30-2016	19.71	(0.06)	(0.84)	(0.90)	—	(2.18)	(2.18)
Year ended 6-30-2015	19.71	(0.07)	1.57	1.50	—	(1.50)	(1.50)
Year ended 6-30-2014	18.30	(0.13)	4.20	4.07	—	(2.66)	(2.66)
Year ended 6-30-2013	15.81	(0.09)	3.34	3.25	—	(0.76)	(0.76)

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Expense ratio based on the period excluding reorganization expenses was 2.55%.

(7)Expense ratio based on the period excluding reorganization expenses was 2.28%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$ 16.51	9.33%	$642	1.38%[4]	-0.95%[4]	—%	—%	22%
Year ended 6-30-2017	17.34	24.18	632	1.38	-0.87	1.40	-0.89	53
Year ended 6-30-2016	14.68	-4.76	546	1.43	-0.76	1.45	-0.78	42
Year ended 6-30-2015	17.73	7.94	859	1.41	-0.75	1.43	-0.77	42
Year ended 6-30-2014	17.91	22.91	870	1.43	-1.04	1.45	-1.06	47
Year ended 6-30-2013	16.87	21.06	742	1.52	-0.98	1.54	-1.00	40
Class B Shares[5]								
Six-month period ended								
12-31-2017 (unaudited)	11.05	8.65	3	2.61[4][6]	-2.19[4]	2.68[4]	-2.26[4]	22
Year ended 6-30-2017	12.35	22.76	4	2.54	-2.02	2.62	-2.10	53
Year ended 6-30-2016	10.78	-5.88	4	2.56	-1.89	2.58	-1.91	42
Year ended 6-30-2015	13.78	6.80	7	2.53	-1.87	2.55	-1.89	42
Year ended 6-30-2014	14.39	21.47	9	2.53	-2.14	2.55	-2.16	47
Year ended 6-30-2013	14.09	19.70	10	2.70	-2.15	2.72	-2.17	40
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	12.18	8.83	8	2.29[4][7]	-1.87[4]	—	—	22
Year ended 6-30-2017	13.37	23.10	8	2.27	-1.76	2.30	-1.79	53
Year ended 6-30-2016	11.58	-5.60	7	2.26	-1.59	2.28	-1.61	42
Year ended 6-30-2015	14.59	7.09	9	2.24	-1.58	2.26	-1.60	42
Year ended 6-30-2014	15.11	21.82	10	2.25	-1.86	2.27	-1.88	47
Year ended 6-30-2013	14.66	20.14	10	2.34	-1.80	2.36	-1.82	40
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	19.17	9.48	279	1.08[4]	-0.66[4]	—	—	22
Year ended 6-30-2017	19.82	24.54	271	1.09	-0.58	1.10	-0.59	53
Year ended 6-30-2016	16.63	-4.42	245	1.03	-0.37	1.05	-0.39	42
Year ended 6-30-2015	19.71	8.37	24	1.03	-0.36	1.05	-0.38	42
Year ended 6-30-2014	19.71	23.39	19	1.04	-0.66	1.06	-0.68	47
Year ended 6-30-2013	18.30	21.62	34	1.05	-0.52	1.07	-0.54	40

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$ 10.31	$ 0.00*	$ 1.47	$ 1.47	$ (0.01)	$(0.72)	$(0.73)
Year ended 6-30-2017	9.23	0.00*	1.71	1.71	—	(0.63)	(0.63)
Year ended 6-30-2016	10.48	0.00*	(0.26)	(0.26)	—	(0.99)	(0.99)
Year ended 6-30-2015	10.39	(0.03)	1.26	1.23	—*	(1.14)	(1.14)
Year ended 6-30-2014	9.50	0.00*	2.62	2.62	—*	(1.73)	(1.73)
Year ended 6-30-2013	8.78	0.02	1.10	1.12	(0.01)	(0.39)	(0.40)
Class B Shares[5]							
Six-month period ended							
12-31-2017 (unaudited)	7.22	(0.05)	1.01	0.96	—	(0.72)	(0.72)
Year ended 6-30-2017	6.68	(0.08)	1.22	1.14	—	(0.60)	(0.60)
Year ended 6-30-2016	7.90	(0.09)	(0.18)	(0.27)	—	(0.95)	(0.95)
Year ended 6-30-2015	8.15	(0.11)	0.96	0.85	—	(1.10)	(1.10)
Year ended 6-30-2014	7.81	(0.10)	2.13	2.03	—	(1.69)	(1.69)
Year ended 6-30-2013	7.37	(0.08)	0.91	0.83	—	(0.39)	(0.39)
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	7.46	(0.04)	1.05	1.01	—	(0.72)	(0.72)
Year ended 6-30-2017	6.88	(0.07)	1.25	1.18	—	(0.60)	(0.60)
Year ended 6-30-2016	8.09	(0.07)	(0.19)	(0.26)	—	(0.95)	(0.95)
Year ended 6-30-2015	8.31	(0.10)	0.98	0.88	—	(1.10)	(1.10)
Year ended 6-30-2014	7.93	(0.08)	2.15	2.07	—	(1.69)	(1.69)
Year ended 6-30-2013	7.45	(0.06)	0.93	0.87	—	(0.39)	(0.39)
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	11.05	0.01	1.57	1.58	(0.02)	(0.72)	(0.74)
Year ended 6-30-2017	9.84	0.03	1.82	1.85	—	(0.64)	(0.64)
Year ended 6-30-2016	11.09	0.03	(0.27)	(0.24)	—	(1.01)	(1.01)
Year ended 6-30-2015	10.94	0.00*	1.32	1.32	(0.02)	(1.15)	(1.17)
Year ended 6-30-2014	9.91	0.03	2.75	2.78	(0.02)	(1.73)	(1.75)
Year ended 6-30-2013	9.13	0.05	1.15	1.20	(0.03)	(0.39)	(0.42)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4)Annualized.

(5)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Expense ratio based on the period excluding reorganization expenses was 2.31%.

(7)Expense ratio based on the period excluding reorganization expenses was 2.12%.

(8)Expense ratio based on the period excluding reorganization expenses was 0.87%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$11.05	14.25%	$1,184	1.10%[4]	-0.06%[4]	—%	—%	17%
Year ended 6-30-2017	10.31	19.31	1,111	1.13	0.01	1.13	0.01	47
Year ended 6-30-2016	9.23	-2.91	1,032	1.13	-0.04	1.15	-0.06	46
Year ended 6-30-2015	10.48	12.53	1,432	1.13	-0.25	1.15	-0.27	36
Year ended 6-30-2014	10.39	29.25	1,364	1.17	0.02	1.19	—	43
Year ended 6-30-2013	9.50	13.29	1,273	1.21	0.24	1.23	0.22	78
Class B Shares[5]								
Six-month period ended								
12-31-2017 (unaudited)	7.46	13.48	3	2.36[4][6]	-1.32[4]	2.37[4]	-1.33[4]	17
Year ended 6-30-2017	7.22	18.09	3	2.30	-1.16	2.35	-1.21	47
Year ended 6-30-2016	6.68	-4.04	4	2.32	-1.25	2.34	-1.27	46
Year ended 6-30-2015	7.90	11.13	5	2.28	-1.40	2.30	-1.42	36
Year ended 6-30-2014	8.15	27.74	6	2.37	-1.19	2.39	-1.21	43
Year ended 6-30-2013	7.81	11.78	7	2.50	-1.06	2.52	-1.08	78
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	7.75	13.58	8	2.12[4][7]	-1.07[4]	—	—	17
Year ended 6-30-2017	7.46	18.16	7	2.11	-0.90	2.13	-0.92	47
Year ended 6-30-2016	6.88	-3.79	6	2.09	-1.06	2.11	-1.08	46
Year ended 6-30-2015	8.09	11.40	6	2.08	-1.20	2.10	-1.22	36
Year ended 6-30-2014	8.31	27.91	6	2.16	-0.98	2.18	-1.00	43
Year ended 6-30-2013	7.93	12.20	6	2.26	-0.81	2.28	-0.83	78
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	11.89	14.34	518	0.89[4][8]	0.16[4]	0.90[4]	0.15[4]	17
Year ended 6-30-2017	11.05	19.57	527	0.87	0.27	0.90	0.24	47
Year ended 6-30-2016	9.84	-2.59	469	0.85	0.26	0.87	0.24	46
Year ended 6-30-2015	11.09	12.76	92	0.85	0.02	0.87	0.00*	36
Year ended 6-30-2014	10.94	29.65	86	0.86	0.33	0.88	0.31	43
Year ended 6-30-2013	9.91	13.64	80	0.86	0.57	0.88	0.55	78

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

WILSHIRE GLOBAL ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2017 (unaudited)	$ 8.59	$ 0.08	$ 0.51	$ 0.59	$ (0.16)	$(0.48)	$(0.64)
Year ended 6-30-2017	7.94	0.01	0.64	0.65	—	—	—
Year ended 6-30-2016	8.88	0.02	(0.96)	(0.94)	—	—	—
Year ended 6-30-2015	11.66	0.08	(0.58)	(0.50)	(0.08)	(2.20)	(2.28)
Year ended 6-30-2014	10.21	0.09	1.91	2.00	(0.05)	(0.50)	(0.55)
Year ended 6-30-2013	8.96	0.13	1.34	1.47	(0.22)	—	(0.22)
Class B Shares[6]							
Six-month period ended							
12-31-2017 (unaudited)	8.07	0.03	0.49	0.52	(0.05)	(0.48)	(0.53)
Year ended 6-30-2017	7.53	(0.07)	0.61	0.54	—	—	—
Year ended 6-30-2016	8.52	(0.07)	(0.92)	(0.99)	—	—	—
Year ended 6-30-2015	11.30	(0.02)	(0.56)	(0.58)	—*	(2.20)	(2.20)
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Year ended 6-30-2013	8.72	0.03	1.30	1.33	(0.09)	—	(0.09)
Class C Shares							
Six-month period ended							
12-31-2017 (unaudited)	8.15	0.04	0.50	0.54	(0.07)	(0.48)	(0.55)
Year ended 6-30-2017	7.60	(0.05)	0.60	0.55	—	—	—
Year ended 6-30-2016	8.57	(0.05)	(0.92)	(0.97)	—	—	—
Year ended 6-30-2015	11.36	0.00	(0.57)	(0.57)	(0.02)	(2.20)	(2.22)
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Year ended 6-30-2013	8.75	0.05	1.30	1.35	(0.11)	—	(0.11)
Class Y Shares							
Six-month period ended							
12-31-2017 (unaudited)	8.70	0.10	0.52	0.62	(0.20)	(0.48)	(0.68)
Year ended 6-30-2017	8.01	0.04	0.65	0.69	—	—	—
Year ended 6-30-2016	8.94	0.05	(0.98)	(0.93)	—	—	—
Year ended 6-30-2015	11.71	0.11	(0.58)	(0.47)	(0.10)	(2.20)	(2.30)
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Year ended 6-30-2013	9.01	0.15	1.35	1.50	(0.26)	—	(0.26)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4)Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5)Annualized.

(6)These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(7)Expense ratio based on the period excluding extraordinary legal expenses was 0.38%.

(8)Expense ratio based on the period excluding extraordinary legal expenses was 1.25%.

(9)Expense ratio based on the period excluding extraordinary legal expenses was 1.15%.

(10) Expense ratio based on the period excluding extraordinary legal expenses was 0.07%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2017 (unaudited)	$ 8.54	7.01%	$1,056	0.52%[5][7]	1.81%[5]	0.60%[5]	1.73%[5]	26%
Year ended 6-30-2017	8.59	8.19	1,080	1.16	0.15	1.21	0.10	156
Year ended 6-30-2016	7.94	-10.59	1,370	1.16	0.25	1.16	0.25	64
Year ended 6-30-2015	8.88	-4.46	3,023	1.10	0.80	1.10	0.80	69
Year ended 6-30-2014	11.66	19.69	3,461	1.10	0.82	1.10	0.82	83
Year ended 6-30-2013	10.21	16.50	2,933	1.15	1.33	1.16	1.32	50
Class B Shares[6]								
Six-month period ended								
12-31-2017 (unaudited)	8.06	6.43	9	1.47[5][8]	0.76[5]	1.55[5]	0.68[5]	26
Year ended 6-30-2017	8.07	7.17	10	2.23	-0.92	2.40	-1.09	156
Year ended 6-30-2016	7.53	-11.62	17	2.25	-0.85	2.25	-0.85	64
Year ended 6-30-2015	8.52	-5.40	30	2.11	-0.21	2.11	-0.21	69
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Year ended 6-30-2013	9.96	15.29	52	2.14	0.34	2.15	0.33	50
Class C Shares								
Six-month period ended								
12-31-2017 (unaudited)	8.14	6.62	26	1.27[5][9]	1.05[5]	1.35[5]	0.97[5]	26
Year ended 6-30-2017	8.15	7.24	26	1.97	-0.65	2.06	-0.74	156
Year ended 6-30-2016	7.60	-11.32	34	2.01	-0.61	2.01	-0.61	64
Year ended 6-30-2015	8.57	-5.29	52	1.95	-0.04	1.95	-0.04	69
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Year ended 6-30-2013	9.99	15.48	66	1.97	0.51	1.98	0.50	50
Class Y Shares								
Six-month period ended								
12-31-2017 (unaudited)	8.64	7.17	604	0.20[5][10]	2.12[5]	0.30[5]	2.02[5]	26
Year ended 6-30-2017	8.70	8.61	630	0.83	0.48	0.88	0.43	156
Year ended 6-30-2016	8.01	-10.40	805	0.83	0.63	0.83	0.63	64
Year ended 6-30-2015	8.94	-4.16	64	0.82	1.10	0.82	1.10	69
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Year ended 6-30-2013	10.25	16.82	60	0.84	1.47	0.85	1.46	50

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Global Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Vanguard Fund and Waddell & Reed Advisors Wilshire Global Allocation Fund (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Effective May 18, 2017, the Wilshire Global Allocation Fund operates as a fund-of-funds. Wilshire Associates Incorporated ("Wilshire"), the Fund's subadviser, allocates certain of the Fund's assets among the underlying affiliated funds (the "Multi-Asset Segment"). Prior to May 18, 2017, the Fund invested in, among other investments, private placements and other restricted securities in accordance with its investment restrictions. Private placements and other restricted securities may be difficult to resell because a ready market for resale may not exist at any given time. Effective with its change to a fund-of-funds, the Fund does not intend to further invest in private placements and restricted securities and will seek to sell its holdings of such securities in accordance with its revised principal investment strategies. However, a portion of the Fund's assets may remain invested in such securities given their limited market for resale. WRIMCO will continue to manage the Fund's investments in restricted securities and private placements (the "Private Equity Segment") during that transition.

Each Fund offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. The Board of Trustees of the Waddell & Reed Advisors Funds ("WRA Funds") approved a Reorganization Plan, in which the WRA Funds will be reorganized into a corresponding series of the Ivy Funds, an affiliated investment company whose investment advisor is Ivy Investment Management Company ("IICO"), as shown in the table below. This means that the corresponding fund within Ivy Funds will receive all of the assets and liabilities of the corresponding WRA Fund in exchange for shares of the Ivy Fund. Each WRA Fund, in turn, will distribute those Ivy Fund shares to its shareholders in liquidation and shareholders of a WRA Fund will become shareholders of the corresponding Ivy Fund. Under the Reorganization Plan, each WRA Fund will be reorganized into the Ivy Fund listed directly opposite such WRA Fund in the table below.

WRA Funds	Ivy Funds
WRA Continental Income Fund	Ivy Balanced Fund
WRA Global Growth Fund	Ivy Global Growth Fund
WRA New Concepts Fund	Ivy Mid Cap Growth Fund
WRA Science and Technology Fund	Ivy Science and Technology Fund
WRA Small Cap Fund	Ivy Small Cap Growth Fund
WRA Vanguard Fund	Ivy Large Cap Growth Fund

In connection with the Reorganization, the Ivy Funds organized the Ivy Accumulative Fund, Ivy Cash Management and Ivy Wilshire Global Allocation Fund (the "Shell Ivy Funds") which currently have no assets or liabilities. Each Shell Ivy Fund has been created in connection with the Reorganization Plan to continue the business of its corresponding WRA Fund and will have identical investment objectives, principal investment strategies and fundamental investment restrictions as its respective corresponding WRA Fund. The Shell Ivy Funds will commence operations on the date of the Reorganization.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of December 31, 2017, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Accumulative Fund invested in short position futures contracts to economically hedge against changes in the value of equity securities (equity risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Accumulative Fund, New Concepts Fund and Small Cap Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums. Science and Technology Fund purchases and writes call and put options to increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Each Fund may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Global Growth Fund and Small Cap Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of December 31, 2017:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
New Concepts Fund							
Investments in unaffiliated securities at value*	$145	$ —	$145	$ (7)	$ —	$ —	$138
Small Cap Fund							
Swap agreements, at value	$910	$ —	$910	$—	$(910)	$ —	$ —

* *Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.*

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
New Concepts Fund							
Written options at value	$293	$ —	$293	$(7)	$(279)	$ —	$7

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2017:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Accumulative Fund	Equity	Investments in unaffiliated securities at value*	$193	Written options at value	$103
	Equity		—	Unrealized depreciation on futures contracts**	56
New Concepts Fund	Equity	Investments in unaffiliated securities at value*	145	Written options at value	293
Small Cap Fund	Equity	Swap agreements, at value	910		—

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended December 31, 2017.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended December 31, 2017:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ 636	$ —	$(1,768)	$ 852	$ —	$ (280)
Global Growth Fund	Equity	—	86	—	—	—	86
New Concepts Fund	Equity	(3,939)	—	—	1,000	—	(2,939)
Science and Technology Fund	Equity	2,792	—	—	1,549	—	4,341
Small Cap Fund	Equity	(370)	5,651	—	217	—	5,498

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended December 31, 2017:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ 42	$ —	$(124)	$ 178	$ —	$ 96
New Concepts Fund	Equity	(125)	—	—	(93)	—	(218)
Science and Technology Fund	Equity	238	—	—	(644)	—	(406)
Small Cap Fund	Equity	—	(1,431)	—	—	—	(1,431)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended December 31, 2017, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Accumulative Fund	$ —	$ —	$17,869	$ —	$ 199	$192
New Concepts Fund	—	—	—	—	853	467
Science and Technology Fund	—	—	—	—	77	160
Small Cap Fund	—	—	—	28,580	4	18

(1)Average absolute value of unrealized appreciation/depreciation during the period.
(2)Average value outstanding during the period.
(3)Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE WILSHIRE GLOBAL ALLOCATION FUND

WRA ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Wilshire Global Allocation Fund (referred to as "the Fund" in this subsection). The Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and the Company. The consolidated financial statements include the accounts of the Fund and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and the Company comprising the entire issued share capital of the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2017 of the Company to the Fund (amounts in thousands).

Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Company Net Assets	Percentage of Fund Net Assets
WRA ASF III (SBP), LLC	4-9-13	4-23-13	$1,695,334	$2,105	0.12%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%
Continental Income Fund	0.700	0.650	0.600	0.550
Global Growth Fund	0.850	0.830	0.800	0.760
New Concepts Fund	0.850	0.830	0.800	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760
Small Cap Fund	0.850	0.830	0.800	0.760
Vanguard Fund	0.700	0.650	0.600	0.550
Wilshire Global Allocation Fund[1]	0.700	0.650	0.600	0.550

(1)Prior to May 18, 2017, these were the management fee annual rates in effect. Effective May 18, 2017, the management fee, accrued daily is payable by the Fund to WRIMCO pursuant to the following schedule:

For the Private Equity Segment, the management fee is payable by the Fund at the annual rates of: 0.700% of net assets of this segment up to $1 billion; 0.650% of net assets of this segment over $1 billion and up to $2 billion; 0.600% of net assets of this segment over $2 billion and up to $3 billion; and 0.550% of the net assets of this segment over $3 billion.

For the Multi-Asset Segment and the Fund's cash on hand and all other Fund assets other than the Private Equity Segment, the management fee is payable by the Fund at the annual rates of: 0.060% of net assets of this segment up to $500 million; 0.050% of net assets of this segment over $500 million and up to $1 billion; 0.040% of net assets of this segment over $1 billion and up to $2 billion; and 0.030% of net assets of this segment over $2 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Under an agreement between WRIMCO and Wilshire, Wilshire serves as subadviser for the Multi-Asset Segment of the Wilshire Global Allocation Fund. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of WRIMCO and the oversight of the Board. WRIMCO pays all applicable costs of the subadviser.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, and Wilshire Global Allocation Fund prior to May 18, 2017, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one (and the Wilshire Global Allocation Fund prior to May 18, 2017), each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Effective May 18, 2017, under the Accounting and Administrative Services Agreement for the Wilshire Global Allocation Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, effective May 18, 2017, the Wilshire Global Allocation Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For the Accumulative Fund, the Board of Trustees has limited payments to 0.234% of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the period ended December 31, 2017, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

| | Gross Sales Commissions | CDSC | | | Commissions Paid[1] |
		Class A	Class B	Class C	
Accumulative Fund	$ 167	$—*	$—*	$—*	$ 96
Continental Income Fund	255	1	1	1	152
Global Growth Fund	65	—*	—*	—*	35
New Concepts Fund	353	—*	—*	—*	203
Science and Technology Fund	848	2	1	1	489
Small Cap Fund	223	—*	—*	—*	131
Vanguard Fund	308	1	—*	—*	176
Wilshire Global Allocation Fund	528	3	—*	1	302

* Not shown due to rounding.
(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Waivers of Expenses ($ amounts rounded to thousands). For the Accumulative Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234% of the Fund's average Class A net assets on an annual basis. During the period ended December 31, 2017, $91 represents the difference between 0.25% and the reduced Rule 12b-1 fees.

WRIMCO, the Funds' investment manager, W&R, the Funds' distributor, and/or WRSCO, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any). Class expense limitations and related waivers/reimbursements for the period ended December 31, 2017 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Accumulative Fund	Class B	Contractual	10-1-2016	10-31-2018	2.29%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2018	2.07%	—	N/A
	Class Y	Contractual	10-1-2016	10-31-2018	0.87%	38	12b-1 Fees and/or Shareholder Servicing
Continental Income Fund	Class A	Contractual	10-1-2016	10-31-2018	1.12%	$ 48	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2018	2.29%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2018	2.01%	—	N/A
	Class Y	Contractual	10-1-2016	10-31-2018	0.88%	43	12b-1 Fees and/or Shareholder Servicing
Global Growth Fund	Class B	Contractual	10-1-2016	10-31-2018	2.86%	$ —	N/A
	Class C	Contractual	10-1-2016	10-31-2018	2.57%	—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2018	1.06%	35	12b-1 Fees and/or Shareholder Servicing
New Concepts Fund	Class A	Contractual	10-1-2016	10-31-2018	1.33%	$ —	N/A
	Class B	Contractual	10-1-2016	10-31-2018	2.53%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2018	2.34%	—	N/A
	Class Y	Contractual	10-1-2016	10-31-2018	1.04%	37	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Science and Technology Fund	Class B	Contractual	10-1-2016	10-31-2018	2.43%	$ —	N/A
	Class C	Contractual	10-1-2016	10-31-2018	2.33%	—	N/A
Small Cap Fund	Class A	Contractual	10-1-2016	10-31-2018	1.38%	$ —	N/A
	Class B	Contractual	10-1-2016	10-31-2018	2.55%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2018	2.28%	—	N/A
Vanguard Fund	Class B	Contractual	10-1-2016	10-31-2018	2.31%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2018	2.12%	—	N/A
	Class Y	Contractual	10-1-2016	10-31-2018	0.87%	34	12b-1 Fees and/or Shareholder Servicing
Wilshire Global Allocation Fund	All Classes	Contractual	5-18-2017	10-31-2018	N/A	$656(1)	Investment Management Fee
	Class A	Contractual	5-18-2017	10-31-2018	1.16%	—	N/A
	Class B	Contractual	10-1-2016	10-31-2018	2.25%	—	N/A
	Class C	Contractual	10-1-2016	10-31-2018	2.01%	—	N/A
	Class Y	Contractual	5-18-2017	10-31-2018	0.83%	69	Shareholder Servicing

** Not shown due to rounding.*

(1)Due to Class A, Class B, Class C and Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the funds as a reimbursement but not paid as of December 31, 2017 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended December 31, 2017.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended December 31, 2017 follows:

Fund	6-30-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	12-31-17 Share Balance	12-31-17 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Science and Technology Fund								
BioAmber, Inc.(1)(2)	3,130	$—	$(26,551)	$(25,594)	$ —	N/A	N/A	$ 18,507
Marrone Bio Innovations, Inc.(2)	1,828	—	—	681	—	1,828	$ 2,010	(348)
Marrone Bio Innovations, Inc., expires 8-20-23	1,380	—	—	—	—	1,380	—	—
Silver Spring Networks, Inc.(1)(2)	3,501	—	(66,591)	(12,632)	—	N/A	N/A	27,100
WNS (Holdings) Ltd. ADR(2)	3,921	—	—	—	—	3,921	157,360	22,627
				$(37,545)	$ —		$159,370	$67,886

	6-30-17 Principal Balance				Interest Received	12-31-17 Principal Balance		Net Change in Unrealized Depreciation
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	$13,800	—	—	—	$ 557	$13,800	9,558	$ (4,305)

Fund	6-30-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[3]	Distributions Received	12-31-17 Share Balance	12-31-17 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Wilshire Global Allocation Fund								
COTA Racing & Entertainment LLC, Class B[2]	—*	$ —	$ —	$ —	$ —	—*	$ —	$ —
Media Group Holdings LLC, Series H[2]	73	—	—	—	—	73	300	(40)
Media Group Holdings LLC, Series T[2]	9	—	—	—	—	9	1,719	—
Ivy Advantus Bond Fund, Class N	16,066	6,611	46,662	150	2,199	12,337	132,865	372
Ivy Apollo Strategic Income Fund, Class N	8,427	3,948	31,334	220	1,732	5,753	58,159	(752)
Ivy Bond Fund, Class I[1][2]	—	83	952	3	—	—	—	—
Ivy Bond Fund, Class N	—	1,862	1,653	(1)	403	9,305	58,062	(92)
Ivy Core Equity Fund, Class N	5,119	5,478	27,823	5,506	396	3,640	59,409	3,644
Ivy Emerging Markets Equity Fund, Class N	7,170	2,262	21,182	3,035	399	6,125	133,830	19,392
Ivy European Opportunities Fund, Class N	—	71,202	6,376	129	1,058	2,040	67,466	2,640
Ivy Government Securities Fund, Class I[1]	—	358	2,525	(11)	172	—	—	—
Ivy Government Securities Fund, Class N	—	5,649	4,516	(33)	383	29,059	156,627	(1,419)
Ivy IG International Small Cap Fund, Class N	—	93,492	2,363	34	344	7,421	94,692	3,562
Ivy International Core Equity Fund, Class N	23,974	10,604	148,079	6,051	4,847	16,747	341,472	19,132
Ivy Large Cap Growth Fund, Class N	5,794	5,707	42,031	8,376	355	4,033	92,508	7,325
Ivy LaSalle Global Real Estate Fund, Class N	—	1,020	20,034	1,055	366	2,318	25,104	1,170
Ivy LaSalle Global Real Estate Fund, Class I[1][2]	4,163	—	28	—*	—	—	—	(647)
Ivy Mid Cap Growth Fund, Class N[2]	1,507	2,838	5,367	2,749	—	1,391	34,534	1,421
Ivy Mid Cap Income Opportunities Fund, Class N	2,769	928	4,350	162	457	2,496	34,242	2,492
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	6,536	4,063	13,894	307	1,499	5,469	51,030	(189)
Ivy Pictet Targeted Return Bond Fund, Class N	11,139	3,279	32,790	135	616	8,197	82,463	23
Ivy PineBridge High Yield Fund, Class N	5,157	2,233	20,451	202	1,154	3,335	33,316	(83)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	—	17,036	429	8	98	1,617	16,623	17
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	—	68,055	1,706	37	311	6,110	69,832	3,482
Ivy Small Cap Core Fund, Class N	1,380	707	10,981	992	235	830	17,164	547
Ivy Small Cap Growth Fund, Class N	1,160	1,772	10,920	2,197	64	748	17,507	(390)
Ivy Value Fund, Class N	5,370	5,575	27,733	3,063	1,673	4,383	104,892	1,451
Waddell & Reed Advisors Bond Fund, Class Y[1]	16,536	1,348	45,882	213	558	—	—	1
Waddell & Reed Advisors Government Securities Fund, Class Y[1]	6,324	133,090	8,417	10	543	—	—	4
				$ 34,589	$ 19,862		$1,683,816	$63,063

	6-30-17 Principal Balance				Interest Received	12-31-17 Principal Balance		Net Change in Unrealized Appreciation
Circuit of the Americas LLC, Series D, 0.00%, 12-31-20	$ 7,285	—	—	—	$ —	$ 7,285	3,190	$ 275

* *Not shown due to rounding.*

(1)No longer affiliated as of December 31, 2017.

(2)No dividends were paid during the preceding 12 months.

(3)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended December 31, 2017, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Accumulative Fund	$ —	$605,166	$ —	$652,949
Continental Income Fund	32,836	233,978	5,262	370,121
Global Growth Fund	—	150,669	—	264,275
New Concepts Fund	—	143,888	—	340,370
Science and Technology Fund	—	397,700	—	659,258
Small Cap Fund	—	197,862	—	263,349
Vanguard Fund	—	292,116	—	451,330
Wilshire Global Allocation Fund	—	448,540	—	585,462

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund				Continental Income Fund			
	Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17		Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,263	$ 13,405	4,072	$ 39,174	2,391	$ 23,412	8,414	$ 79,902
Class B	2	24	8	64	3	30	44	415
Class C	78	678	62	523	64	619	283	2,675
Class Y	2,528	25,985	6,895	66,686	4,443	43,431	14,883	141,512
Shares issued in reinvestment of distributions to shareholders:								
Class A	7,635	74,591	5,164	47,872	4,713	45,049	3,347	31,199
Class B	17	140	17	130	14	134	10	96
Class C	47	390	32	255	78	742	44	406
Class Y	1,805	17,741	1,395	13,004	3,330	31,875	2,678	25,014
Shares redeemed:								
Class A	(8,554)	(86,979)	(16,961)	(163,327)	(10,663)	(104,384)	(19,421)	(184,646)
Class B	(48)	(414)	(180)	(1,473)	(64)	(614)	(135)	(1,259)
Class C	(126)	(1,091)	(162)	(1,359)	(239)	(2,315)	(416)	(3,932)
Class Y	(5,884)	(60,339)	(11,622)	(112,734)	(11,471)	(112,515)	(24,440)	(232,523)
Net decrease	(1,237)	$(15,869)	(11,280)	$ (111,185)	(7,401)	$ (74,536)	(14,709)	$ (141,141)

	Global Growth Fund				New Concepts Fund			
	Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17		Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	556	$ 12,098	1,660	$ 19,244	2,324	$ 25,868	7,353	$ 72,238
Class B	—*	6	1	12	6	42	32	212
Class C	4	71	16	174	62	487	208	1,464
Class Y	874	13,892	4,516	52,380	3,027	37,728	8,753	96,904
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,420	30,708	—	—	5,577	61,846	3,498	33,963
Class B	3	37	—	—	43	314	36	238
Class C	10	112	—	—	90	689	57	393
Class Y	1,270	16,225	—	—	2,289	28,742	1,619	17,675
Shares redeemed:								
Class A	(2,246)	(29,653)	(5,611)	(65,235)	(9,102)	(101,235)	(17,726)	(174,833)
Class B	(12)	(134)	(29)	(290)	(122)	(910)	(268)	(1,807)
Class C	(10)	(120)	(34)	(374)	(207)	(1,622)	(308)	(2,168)
Class Y	(8,473)	(113,123)	(8,072)	(94,871)	(11,247)	(140,944)	(17,627)	(195,254)
Net decrease	(5,604)	$ (69,881)	(7,553)	$ (88,960)	(7,260)	$(88,995)	(14,373)	$(150,975)

	Science and Technology Fund				Small Cap Fund			
	Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17		Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,231	$ 56,661	10,513	$ 147,646	1,031	$ 18,042	3,713	$ 58,933
Class B	9	108	30	285	1	14	14	156
Class C	113	1,367	364	3,635	34	445	109	1,345
Class Y	2,907	56,608	9,340	148,210	2,211	44,239	3,619	65,790
Shares issued in reinvestment of distributions to shareholders:								
Class A	14,204	234,652	—	—	4,955	79,334	1,809	28,560
Class B	98	1,065	—	—	49	527	25	288
Class C	217	2,421	—	—	105	1,244	37	458
Class Y	2,846	53,591	—	—	1,602	29,802	610	10,995
Shares redeemed:								
Class A	(13,128)	(226,961)	(27,968)	(392,019)	(3,525)	(61,969)	(6,225)	(99,206)
Class B	(186)	(2,206)	(470)	(4,593)	(59)	(739)	(165)	(1,893)
Class C	(231)	(2,781)	(470)	(4,676)	(88)	(1,161)	(183)	(2,260)
Class Y	(11,087)	(219,089)	(17,344)	(275,673)	(2,954)	(59,350)	(5,295)	(95,807)
Net increase (decrease)	(1,007)	$ (44,564)	(26,005)	$(377,185)	3,362	$ 50,428	(1,932)	$ (32,641)

* Not shown due to rounding.

	Vanguard Fund				Wilshire Global Allocation Fund			
	Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17		Six months ended 12-31-17 (Unaudited)		Year ended 6-30-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,697	$ 29,698	7,099	$ 69,468	3,076	$ 27,260	7,678	$ 62,600
Class B	1	11	19	130	4	34	13	104
Class C	66	526	204	1,460	102	855	259	2,018
Class Y	7,603	90,139	12,861	134,718	3,464	31,083	9,841	81,104
Shares issued in reinvestment of distributions to shareholders:								
Class A	6,478	70,993	7,019	64,714	8,540	72,582	—	—
Class B	30	225	43	282	67	539	—	—
Class C	85	650	81	546	195	1,584	—	—
Class Y	2,421	28,545	2,968	29,289	5,102	43,825	—	—
Shares redeemed:								
Class A	(9,734)	(107,904)	(18,166)	(177,766)	(13,742)	(121,660)	(54,375)	(441,603)
Class B	(76)	(587)	(218)	(1,512)	(271)	(2,248)	(965)	(7,436)
Class C	(134)	(1,075)	(293)	(2,105)	(387)	(3,246)	(1,524)	(11,853)
Class Y	(14,145)	(168,550)	(15,803)	(165,841)	(10,946)	(98,161)	(38,012)	(313,271)
Net decrease	(4,708)	$ (57,329)	(4,186)	$ (46,617)	(4,796)	$(47,553)	(77,085)	$(628,337)

11. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At December 31, 2017, there were no outstanding bridge loan commitments.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2017 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Accumulative Fund	$1,126,066	$ 286,697	$41,489	$ 245,208
Continental Income Fund	1,148,415	240,931	17,660	223,271
Global Growth Fund	415,177	143,298	5,370	137,928
New Concepts Fund	1,164,017	590,251	61,009	529,242
Science and Technology Fund	1,721,434	1,967,148	62,413	1,904,735
Small Cap Fund	631,607	337,406	35,731	301,675
Vanguard Fund	993,694	723,566	4,249	719,317
Wilshire Global Allocation Fund	1,681,246	87,793	72,397	15,396

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2017 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Accumulative Fund	$44,784	$ 39,261	$ —	$ —	$ —
Continental Income Fund	9,866	59,107	—	11	—
Global Growth Fund	1,446	23,718	—	—	—
New Concepts Fund	2,845	31,922	—	—	—
Science and Technology Fund	—	198,636	—	—	8,164
Small Cap Fund	3,873	84,028	—	—	—
Vanguard Fund	1,392	69,677	—	3,254	97
Wilshire Global Allocation Fund	15,601	72,553	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2017 and 2016 were as follows:

Fund	June 30, 2017		June 30, 2016	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Accumulative Fund	$ 10,433	$ 53,917	$ 79,102	$ 123,009
Continental Income Fund	26,003	31,641	24,989	105,831
Global Growth Fund	—	—	—	34,466
New Concepts Fund	—	52,981	16,263	158,975
Science and Technology Fund	—	—	—	255,000
Small Cap Fund	—	40,847	—	109,348
Vanguard Fund	4,524	92,461	5,939	142,004
Wilshire Global Allocation Fund	—	—	—	—

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2017 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of June 30, 2017 the Funds had no capital loss carryovers.

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

At a meeting of the Board of Trustees (the "Board") of Waddell & Reed Advisors Funds (the "Trust") held on August 15 and 16, 2017, the Board, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved the continuance of the Investment Management Agreement (the "Management Agreement") between Waddell & Reed Investment Management Company ("WRIMCO") and the Trust.

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of WRIMCO. Independent legal counsel explained the factors that the Board should consider as part of its review of the various agreements, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by WRIMCO, profitability (including any fall-out benefits) from the relationships with each series of the Trust (each a "Fund" and together, the "Funds"), economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by WRIMCO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting, as well as materials produced in response to a follow-up request list sent to WRIMCO by independent legal counsel on behalf of the Independent Trustees. Included in those responses, which had been provided to the Board prior to the meeting, was a Fund-by-Fund profitability analysis prepared by WRIMCO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Board also received extensive materials on performance, expenses and comparable fund information from Broadridge, Inc. ("Broadridge"), an independent mutual fund rating service. Finally, the Independent Trustees received and reviewed a considerable amount of information that their independent fee consultant had provided to them. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2017. They further reviewed these materials among themselves, with their independent legal counsel and the independent fee consultant, and with the other Board members at executive sessions of the Independent Trustees at the August 15th and 16th Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the agreements are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Funds by WRIMCO, taking into account the large amount of materials produced by WRIMCO in response to the 15(c) due diligence requests submitted by independent legal counsel to the Independent Trustees.

The Board also took into account the report from its Investment Oversight Committee (the "IOC"), in light of that committee's duties to assist the Board in the 15(c) process. The IOC had reported to the Board on its review of the overall performance of the Funds, WRIMCO's investment risk management function, and the proposed and on-going changes WRIMCO has been considering for itself, the Trust and the overall fund complex. As such, the Board examined all of WRIMCO's activities (both taken and proposed) in light of the Funds' performance and expense structure, as well as the proposed overall rationalization of the fund complex, which is designed to provide economies of scale to the Funds' shareholders, reduce the Funds' expenses and enhance the performance of the Funds, particularly in the context of substantial industry change and regulatory developments.

The Board likewise considered the knowledge it had received from its regular meetings, including from the materials provided in connection with those meetings, such as the resources and key personnel of WRIMCO, as well as the other services provided to the Funds by WRIMCO (such as managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to each Fund's investment restrictions, producing reports, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various Fund policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at WRIMCO, noting the resources that WRIMCO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by WRIMCO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Funds were likely to benefit from the continued provision of those services.

Benefits from the Relationship with Funds

The Board next discussed whether WRIMCO derives any other direct or indirect benefit from serving the Funds. In that regard, the Board discussed the transfer agency/shareholder servicing fees that Waddell & Reed Services Company, an affiliate of WRIMCO, provides the Funds. The Board also considered the benefits that accrue to each service provider organization from its respective relationship with the Funds, including the fact that a variety of services are provided by affiliates of WRIMCO, including distribution, administrative and fund accounting services, and, as discussed above, shareholder servicing. After full consideration of these and other factors, the Board concluded that none of WRIMCO nor any of its affiliates receive any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement with WRIMCO.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Funds and whether fee levels reflect those economies of scale for the benefit of the Funds' shareholders. The Board considered the significant number of initiatives that WRIMCO is undertaking to seek to rationalize the fund complex, reduce expenses and enhance performance.

Performance of the Funds and Costs of Services Provided

The Board considered the performance of each Fund and the costs of the services provided, focusing on a number of Funds that the independent fee consultant had identified. Specifically, the Board examined the investment performance of each Fund, including the percentile ranking of each Fund over various periods of time. The Board also examined the performance of each Fund against its respective Lipper index for the same periods. After extensively reviewing all of the performance information provided, the Board concluded that the Funds' performance in each asset class was acceptable. Although the performance of some of the focus Funds identified by the independent fee consultant lagged that of their peers or respective Lipper index, the Board recognized that WRIMCO, has taken, or was taking, steps to address that underperformance, and determined to continue to monitor closely the performance of those Funds.

The Board also considered the expenses and expense ratio of each Fund, and the expense limitation arrangements entered into by WRIMCO in light of the services provided by WRIMCO. The Board also compared each Fund's expenses, including advisory, distribution and shareholder servicing fees, with the expenses and advisory fees of other investment advisers managing similarly situated funds, as well as the advisory fees that WRIMCO (or an affiliate) charges for providing advisory services to other accounts in the same asset class for certain Funds. In that regard, the Board noted that WRIMCO performs significant additional services for the Funds as compared to those other accounts. The Board also took into account the information on WRIMCO's profitability in managing the Funds, including the methodology used to calculate profitability. The Board finally considered the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios, noting that, as the Funds' assets have increased or decreased over time, the expense ratios of the Funds generally have fallen or risen, respectively. After completing this examination, the Board concluded that each Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by WRIMCO to the Funds. The independent fee consultant's review addressed the following fee-related factors:

1. The nature, extent and quality of WRIMCO's services to the Funds;

2. Management fees and expenses in the context of performance;

3. Product category expenses, including peers;

4. Profit margins of WRIMCO's parent from supplying such services;

5. Subadviser and institutional fee analyses; and

6. Possible economies of scale as a Fund grows larger.

The following summarizes the findings of the independent fee consultant retained by the Independent Trustees.

Summary Findings

The report stated that WRIMCO delivered reasonable levels of performance in the longer-term periods and reasonable levels of service to the Funds in relation to its management fees as compared to the investment advisers of comparable funds. For the 36 months ended March 31, 2017, approximately 9% of the funds within the Waddell & Reed Fund Complex (including the Funds) were in the top quartile of performance and 33% of such funds were in the top two quartiles of performance, and that short-term performance of such funds were showing signs of improvement. Specifically, the report noted that 42% of the funds were in the top two quartiles in the one-year period, and that 32% of all such funds had improving performance in their one-year period. The independent fee consultant noted that the funds' performance appeared to be grounded in a number of institutional competitive advantages at WRIMCO, including economic analysis, investment management depth, ability to attract top talent, strategic vision, performance-focused culture, and an effective trading infrastructure.

The report further indicated that total expenses of the Funds, on average, were 2% over the average total expenses of their respective Broadridge Expense Group peers and 3% below the average total expenses for their Broadridge Expense

Universes. The management fees for the funds were 1% over the average management fees of their respective Broadridge Expense Group peers and 3% over the average management fees for their Broadridge Expense Universes.

The report also stated that the management fees WRIMCO charges to the funds are reasonable in relation to the management fees it charges to its institutional account clients. The report noted that these institutional account clients have different service and infrastructure needs and in addition, the average spread between management fees WRIMCO charged to the funds and those it charges to institutional account clients is reasonable relative to the average fee spreads computed from industry surveys.

The report stated that while it was difficult to confirm overall economies of scale, it was clear that the funds' shareholders generally are benefitting from lower expenses as the funds' assets grow through management fee breakpoints, decline in transfer agency expenses, decline in custody contract rates and declines in other non-management expenses.

The report also noted that the overall profitability of WRIMCO's parent is near the median of most similarly-sized, publicly-traded peers, but appears adequate to enable WRIMCO to continue to provide quality support to the funds and their shareholders. Finally, the report noted that WRIMCO has continued to invest time in board mergers and fund mergers, which could help drive down expenses for shareholders.

Finally, the report also examined the fees that WRIMCO retains on Funds that are subadvised by unaffiliated subadvisers, and indicated that those fees are reasonable relative to the industry. The report also stated that the subadvisory fees that WRIMCO earns for serving as a subadviser to an unaffiliated fund when compared to fees of similar Funds are generally similar.

Conclusions

The independent fee consultant's report concluded that it believes that the services provided by WRIMCO and its affiliates and expenses incurred by the Funds in the previous 12 months are reasonable and provide adequate justification for renewal of the Funds' existing Management Agreement.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE WADDELL & REED ADVISORS FUNDS FAMILY

Global/International Funds

    Waddell & Reed Advisors Global Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Science and Technology Fund

    Waddell & Reed Advisors Wilshire Global Allocation Fund

1.888.WADDELL

Visit us online at www.waddell.com

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.waddell.com or from a financial advisor. Read it carefully before investing.